Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

NuCO2 ACQUISITION CORP.,

NuCO2 MERGER CO.

and

NuCO2 INC.

Dated as of January 29, 2008

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AGREEMENT AND PLAN OF MERGER, dated as of January 29, 2008 (this “Agreement”), among NuCO2 ACQUISITION CORP., a Delaware corporation (“Parent”), NuCO2 MERGER CO., a Florida corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and NuCO2 INC., a Florida corporation (the “Company”).

WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each determined that it is in the best interests of their respective stockholders to consummate the merger (the “Merger”), upon the terms and subject to the conditions of this Agreement, of Merger Sub with and into the Company in accordance with the Florida Business Corporation Act (the “FBCA”) and such Boards of Directors have approved this Agreement and declared its advisability (and, in the case of the Board of Directors of the Company (the “Board”), have recommended that this Agreement be adopted by the Company’s stockholders);

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, each of Aurora Equity Partners III L.P. and Aurora Overseas Equity Partners III, L.P. (each, a “Guarantor” and, collectively, the “Guarantors”) is entering into a guarantee (each, a “Guarantee” and, collectively, the “Guarantees”) with the Company pursuant to which, among other things, each such Guarantor has unconditionally agreed to (i) guarantee, on a several, and not joint, basis as set forth in the Guarantees, all of the obligations of Parent and Merger Sub under this Agreement and (ii) take certain other actions in furtherance of the transactions contemplated by this Agreement;

WHEREAS, simultaneously with the execution and delivery of this Agreement, Parent and certain stockholders of the Company are entering into an agreement pursuant to which such stockholders will agree to take specified actions in furtherance of the transactions contemplated by this Agreement; and

WHEREAS, upon consummation of the Merger, each issued and outstanding share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”), will be converted into the right to receive $30.00 per share in cash, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01                                Definitions.  For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in any material respects to the Company than those contained in the Confidentiality Agreement.

“Acquisition Proposal” means any inquiry, offer or proposal (other than from Parent or Merger Sub or their respective Affiliates) concerning any (A) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, (B) direct or indirect sale, lease, pledge or other disposition of assets or business of the Company representing 20% or more of the revenues, net income or assets of the Company, in a single transaction or a series of related transactions, (C) issuance, sale or other disposition by the Company to any person or group (other than Parent or Merger Sub or any of their respective Affiliates) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company, or (D) transaction or series of related transactions in which any person or group (other than Parent or Merger Sub or their respective Affiliates) acquires beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the outstanding Equity Interests of the Company.

“Action” means any action, arbitration, audit, hearing, litigation, suit or other proceeding (whether civil, criminal, administrative, private or governmental).

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“beneficial owner” has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York City.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Reference Balance Sheet” means the audited balance sheet of the Company as of June 30, 2007 contained in its Form 10-K, filed with the SEC on September 13, 2007.

“contract” means any agreement, contract, lease, mortgage, power of attorney, evidence of indebtedness, letter of credit, license, instrument, obligation, purchase or sales order, or other commitment, whether oral or written, that is legally binding.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Effective Time” means the date and time at which the Merger becomes effective.

“Encumbrance” means any charge, claim, community property interest, condition, easement, covenant, warrant, demand, encumbrance, equitable interest, lien, mortgage, option, purchase right, pledge, security interest, right of first refusal or other right of third parties or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental Laws” means Laws relating to, or establishing standards of conduct for, human health and safety, worker health and safety, Hazardous Substances, or injury to or pollution or protection of the environment or natural resources, including air, land, soil, surface waters, ground waters, stream and river sediments and/or biota.

“Equity Interest” means (A) with respect to a corporation, any and all classes or series of shares of capital stock, (B) with respect to a partnership, limited liability company, trust or similar person, any and all classes or series of units, interests or other partnership/limited liability company interests and (C) with respect to any other person, any other security representing any direct equity ownership or participation in such person.

“Governmental Authority” means any United States or foreign federal, national, state, provincial, supranational, county or local government, governmental, regulatory or administrative authority, agency, self-regulatory body, instrumentality or commission, and any court, tribunal, or judicial or arbitral body (including private bodies) and/or any political or other subdivision, department or branch of any of the foregoing.

“Hazardous Substances” means any chemicals, materials or substances, including without limitation, any petroleum, petroleum products, petroleum-derived substances, radioactive materials, hazardous wastes, polychlorinated biphenyls, lead-based paint, radon, urea formaldehyde, asbestos or any materials containing asbestos, pesticides regulated under Environmental Laws or defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “extremely hazardous substances,” “hazardous materials,” “hazardous constituents,” “toxic substances,” “pollutants,” “contaminants,” or any similar denomination intended to classify or regulate such chemicals, materials or substances by reason of their toxicity, carcinogenicity, ignitability, corrosivity or reactivity or other characteristics under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

“Indebtedness” means (A) any indebtedness for borrowed money or evidenced by bonds, notes, debentures or other similar instruments or letters of credit, whether or not contingent, (B) any obligations under conditional or installment sale contracts or other retention contracts relating to purchased property, (C) any capital lease obligations, (D) any guarantee of any such indebtedness of any other person, (E) any indebtedness of others secured by a lien on any asset of the Company (whether or not such indebtedness is assumed by the Company), or (F) any arrangement having the economic effect of any of the foregoing.

“Intellectual Property” means (A) United States, international, and foreign patents and patent applications, including divisionals, continuations, continuations-in-part, reissues, reexaminations, and extensions thereof and counterparts claiming priority therefrom; utility models; invention disclosures; and statutory invention registrations and certificates; (B) United States and foreign registered, pending, and unregistered trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, domain names, Internet sites and web pages; and registrations and applications for registration for any of the foregoing, together with all of the goodwill associated therewith; (C) United States and foreign copyrights, and registrations and applications for registration thereof; rights of publicity; and copyrightable works; (D) all inventions and design rights (whether patentable or unpatentable) and all categories of trade secrets as defined in the Uniform Trade Secrets Act, including business, technical and financial information; and (E) confidential and proprietary information, including know-how.

“knowledge” means the actual knowledge of one or more of the executive officers of the Company after reasonable investigation, consistent with such officer’s title and responsibilities.

“Laws” means any foreign, federal, state or local statute, law, rule, ordinance, code or regulation, any Order, and any regulation, rule, interpretation, guidance or directive of any Governmental Authority.

“liability” means any liability of any kind whatsoever (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, due or to become due, and whether or not reflected or required by GAAP to be reflected on the Company Reference Balance Sheet).

“Material Adverse Effect” means any change, event, occurrence, development or effect (any such item, an “Effect”), individually or when taken together with all other Effects, that is, or could reasonably be expected to be, materially adverse to the business, results of operations, condition (financial or otherwise), assets or liabilities of the Company.

“Occupational Safety and Health Law” means any Law of any Governmental Authority enacted or promulgated which requires or relates to Occupational Safety and Health Matters.

“Occupational Safety and Health Liabilities” means any cost, damage, expense, liability, obligation, duty to indemnify, defend or reimburse, or other responsibility consisting of or relating to (A) fines, penalties, judgments, awards, settlements, legal or administrative proceedings, damages, losses, claims, remedial costs and expenses arising under any Occupational Safety and Health Law, (B) financial responsibility for corrective action, including, without limitation, any investigation, or abatement action (including, without limitation, with respect to engineering or administrative controls), or the use of required personal protective equipment, required by any applicable Occupational Safety and Health Law, or by any final decision, injunction, order, judgment, ruling or decree of any applicable Occupational Safety and Health jurisdiction, or (C) any other compliance, corrective or remedial measures required under Occupational Safety and Health Law.

“Occupational Safety and Health Matters” means all matters related to health and safety of employees, temporary employees, independent contractors or employees of independent contractors at any Property.

“Order” means any award, writ, stipulation, injunction, judgment, order, decree, ruling, subpoena or verdict entered, issued, made or rendered by, or any contract with, any Governmental Authority.

“ordinary course of business” means the ordinary course of business of the Company consistent with past practice.

“Permits” means all Orders and all franchises, grants, authorizations, licenses, permits, consents, certificates and approvals of any Governmental Authority.

“Permitted Encumbrances” means:

(i)           statutory liens for Taxes, assessments and governmental charges or levies imposed upon the Company not yet due and payable or that are being contested in good faith by appropriate proceedings and for which the Company has made adequate accruals in the Company Financials (as defined below) in accordance with GAAP,

(ii)          mechanics’, materialmen’s or similar statutory liens for amounts not yet due or being diligently contested in good faith in appropriate proceedings and for which the Company has made adequate accruals in the Company Financials in accordance with GAAP,

(iii)         pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations and for which the Company has made adequate accruals in the Company Financials in accordance with GAAP,

(iv)         zoning, entitlement and other land use regulations by Governmental Authorities,

(v)          easements, survey exceptions, leases, subleases and other occupancy contracts, reciprocal easements, restrictions and other customary encumbrances on title to real property that do not, in any such case, materially interfere with the actual use of such real property,

(vi)         encumbrances affecting the interest of the lessor of any Real Property, and

(vii)        liens relating to any  indebtedness for borrowed money identified on Section 1.01 of the Company Disclosure Letter.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association, Governmental Authority or other entity.

“Property” means any real property currently or formerly owned, leased, operated or managed by the Company or any of its former subsidiaries.

“Shares” means the shares of Company Common Stock outstanding immediately prior to the Effective Time.

“subsidiary” means any person with respect to which a specified person directly or indirectly (A) owns a majority of the Equity Interests, (B) has the power to elect a majority of that person’s board of directors or similar governing body, or (C) otherwise has the power, directly or indirectly, to direct the business and policies of that person.

“Superior Proposal” means any written Acquisition Proposal that the Board determines in its good faith judgment (after consultation with its outside legal and financial advisors) is more favorable to the Company’s stockholders (in their capacity as such), taking into account all relevant legal, financial, regulatory and other aspects of the proposal and the person making the proposal, than this Agreement (considering any changes to this Agreement agreed in writing by Parent in response thereto) and which the Board determines in good faith is reasonably likely to be consummated; provided that for purposes of the definition of “Superior Proposal”, the references to “20% or more” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or other taxing authority, including:  taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, Equity Interests, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

The following terms have the respective meanings set forth in the Sections set forth below:

Defined Term	Location of Definition

Agreement	Preamble
Appraisal Statute	§ 3.05
Articles of Merger	§ 2.03
Award Payment	§ 3.04(b)
Board	Recitals
Certificates	§ 3.02(b)
Closing	§ 2.02
COBRA	§ 4.10(e)
Company	Preamble
Company Board Approval	§ 4.04(b)
Company Common Stock	Recitals
Company Disclosure Letter	§ 4.01(a)
Company Financials	§ 4.07(b)
Company Intellectual Property	§ 4.15
Company Preferred Stock	§ 4.03(a)
Company Stock Award	§ 3.04(a)

Company Stock Award Plans	§ 3.04(a)
Confidentiality Agreement	§ 7.02(b)
Contributed Assets	§ 7.10(b)
Contribution	§ 7.10(b)
D&O Insurance	§ 7.04(b)
Debt Financing	§ 5.07
Debt Financing Commitment	§ 5.07
Debt Term Sheet	§ 4.04(a)
Dissenting Shares	§ 3.05
DOJ	§ 7.05(a)
Effect	§ 1.01
Employees	§ 4.11(b)
Employment Laws	§ 4.11(b)
Environmental Permits	§ 4.06(a)
Equity Financing	§ 5.07
Equity Financing Commitment	§ 5.07
ERISA	§ 4.10(a)
ERISA Affiliate	§ 4.10(a)
Exchange Act	§ 4.05(b)
Excluded Party	§ 7.03(b)
Expense Reimbursement Amount	§ 9.02
FBCA	Recitals
Financing	§ 5.07
Financing Commitments	§ 5.07
Financing Subsidiaries	§ 7.10(b)
FTC	§ 7.05(a)
GAAP	§ 4.07(b)
Go-Shop Period End Date	§ 7.03(a)
Indemnified Parties	§ 7.04(a)
IRS	§ 4.10(a)
Licensed Intellectual Property	§ 4.15
Merger	Recitals
Merger Consideration	§ 3.01(a)
Merger Sub	Preamble
NASDAQ	§ 4.05(b)
Notice Period	§ 7.03(d)
Outside Date	§ 9.01(b)
Parent	Preamble
Paying Agent	§ 3.02(a)
Payment Fund	§ 3.02(a)
Parent Welfare Benefit Plans	§ 7.08(c)
Plans	§ 4.10(a)
Proxy Statement	§ 7.01(b)
Real Property	§ 4.13(a)
Representatives	§ 7.02(a)
Requisite Stockholder Vote	§ 4.04(a)

Required Payments	§ 5.07
Reverse Termination Fee	§ 9.03(c)
Rights	§ 4.03(b)
Rights Agreement	§ 4.19
Sarbanes-Oxley Act	§ 4.07(a)
SEC	§ 4.05(b)
SEC Reports	§ 4.07(a)
Securities Act	§ 4.07(a)
Solicited Person	§ 7.03(a)
Solvent	§ 5.09
Special Meeting	§ 7.01(a)
Surviving Corporation	§ 2.01
Swap Option	§ 7.10(c)
Takeover Law	§ 4.04(c)
Tax Returns	§ 4.16(a)
Tenant Leases	§ 4.13(a)
Terminating Company Breach	§ 9.01(e)
Terminating Parent Breach	§ 9.01(f)
Termination Date	§ 9.01
Termination Fee	§ 9.03(b)
Transaction Costs	§ 9.03(a)
Transactions	§ 4.04(a)
Voting Debt	§ 4.03(d)

ARTICLE II

THE MERGER

SECTION 2.01                                The Merger.  Upon the terms of this Agreement and subject to the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII, and in accordance with the FBCA, at the Effective Time, (A) Merger Sub shall be merged with and into the Company, (B) the separate corporate existence of Merger Sub shall cease and (C) the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

SECTION 2.02                                Closing.  Unless this Agreement shall have been terminated in accordance with Section 9.01, and subject to the satisfaction or waiver of the conditions set forth in Article VIII, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York City time, on a date to be specified by the parties, which shall be not later than the second business day after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII (other than those that by their terms are to be satisfied or waived at the Closing), at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, NY, 10166, unless another time, date or place is agreed to in writing by Parent and the Company; provided, however, that the Closing shall not occur until the condition set forth in clause (vi) under the heading “Conditions” in the Debt Financing Commitment shall have been satisfied or waived.

SECTION 2.03                                Effective Time.  At the Closing, the parties hereto shall cause the Merger to be consummated by filing articles of merger (the “Articles of Merger”) with the Secretary of State of the State of Florida in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the FBCA and shall make all other filings or recordings required under the FBCA in connection with the Merger.  The Merger shall become effective at such date and time as the Articles of Merger are duly filed with the Secretary of State of the State of Florida or at such subsequent date and time as Parent and the Company shall agree and specify in the Articles of Merger.

SECTION 2.04                                Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in Section 607.1106 and the other applicable provisions of the FBCA.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

SECTION 2.05                                Articles of Incorporation; Bylaws.  At the Effective Time,

(a)           the Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated to be in the form of Exhibit A (which shall be amended to comply with Section 7.04(c) and may be otherwise amended from time to time by Parent) and as so amended and restated, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and as provided by applicable Law; and

(b)           the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable Law, the Articles of Incorporation of the Surviving Corporation and such bylaws.

SECTION 2.06                                Directors and Officers.  The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and bylaws of the Surviving Corporation, and the individuals listed on Section 2.06 of the Company Disclosure Letter (as defined below) shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

ARTICLE III

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

SECTION 3.01                                Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

                                                (a)           Conversion of Company Common Stock.  Each Share (other than any Shares to be canceled pursuant to Section 3.01(b) and any Dissenting Shares) shall be canceled and converted automatically into the right to receive $30.00 in cash (the “Merger Consideration”) payable, without interest, to the holder of such Share, upon surrender, in the manner provided in Section 3.02, of the Certificate that formerly evidenced such Share.

(b)           Cancellation of Treasury Stock and Parent-Owned Stock.  Each Share held in the treasury of the Company and each Share owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of Parent shall automatically be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(c)           Equity Interests of Merger Sub.  Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

SECTION 3.02                                Surrender of Certificates.

(a)           Prior to the Effective Time, Parent shall (i) appoint a bank or trust company reasonably acceptable to the Company (the “Paying Agent”), and (ii) enter into a paying agent agreement, in form and substance reasonably acceptable to the Company, with such Paying Agent for the payment of the Merger Consideration in accordance with this Article III.  At the Effective Time, Parent shall deposit, or cause the Surviving Corporation to deposit, with the Paying Agent, for the benefit of the holders of Shares, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 3.01(a) (the “Payment Fund”).  Except as contemplated by Section 3.02(d), the Payment Fund shall not be used for any other purpose.  The Payment Fund shall be invested by the Paying Agent as directed by Parent; provided, that, such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in deposit accounts, certificates of deposit or banker’s acceptances of, repurchase or reverse repurchase contracts with, or Eurodollar time deposits purchased from, commercial banks with capital, surplus and undivided profits aggregating in excess of $1 billion (based on the most recent financial statements of such bank which are then publicly available).

(b)           Payment Procedures.  Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to each person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 3.01(a):  (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration.  Upon surrender to the Paying Agent of a Certificate for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each

Share formerly evidenced by such Certificate, and such Certificate shall then be canceled.  In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate representing such Shares shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall have paid all transfer and other Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of such Certificate or established to the reasonable satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable.  Until surrendered as contemplated by this Section 3.02, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration to which the holder of such Certificate is entitled pursuant to this Article III.  No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article III.

(c)           No Further Rights.  From and after the Effective Time, holders of Certificates shall cease to have any rights as stockholders of the Company, except as provided in this Agreement or by applicable Law.

(d)           Termination of Payment Fund.  Any portion of the Payment Fund that remains undistributed to the holders of Shares one year after the Effective Time shall be delivered to Parent, upon demand, and any holders of Shares who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for, and the Surviving Corporation shall remain liable for, payment of their claim for the Merger Consideration.  Any portion of the Payment Fund remaining unclaimed by holders of Shares as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or other Encumbrance of any person previously entitled thereto.

(e)           No Liability.  None of the Paying Agent, Merger Sub, Parent or the Surviving Corporation shall be liable to any holder of Shares or any other person for any such Shares (or dividends or distributions with respect thereto) or cash or other consideration delivered to a public official pursuant to any abandoned property, escheat or other Law.

(f)           Withholding Rights.  Each of the Paying Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to such payment under all applicable Laws.  To the extent that amounts are so withheld by the Paying Agent, the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made.

(g)           Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay in respect of such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to Section 3.01(a).

SECTION 3.03                                Stock Transfer Books.  At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company.  From and after the Effective Time, the holders of Shares or Certificates shall cease to have any rights with respect to such Shares, or in the case of Certificates, the Shares evidenced thereby, except as otherwise provided in this Agreement or by applicable Law.  On or after the Effective Time, any Certificates presented to the Paying Agent, the Surviving Corporation or Parent for any reason shall be canceled against delivery of the Merger Consideration to which the holders thereof are entitled pursuant to Section 3.01(a).

SECTION 3.04                                Employee Equity Awards.

(a)           Prior to the Effective Time, the Company shall take all reasonably necessary action (which action shall be effective as of the Effective Time) to:

(i)           terminate the Company’s 1995 Stock Option Plan, the Directors’ Stock Option Plan, the 2005 Executive Management Stock Option Plan, the 2005 Non-Employee Directors’ Stock Option Plan, the 2005 Employee Stock Option Plan and any stock options granted outside of a formal plan, in each case as amended through the date of this Agreement (collectively, the “Company Stock Award Plans”),

(ii)          except as otherwise provided by the terms of any Company Stock Award Plan, provide that each outstanding option to purchase shares of Company Common Stock (each, a “Company Stock Award”) granted under the Company Stock Award Plans shall become fully vested, to the extent not already vested, subject to, and conditioned upon, the closing of the Merger, and

(iii)         cause any Company Stock Award that is not exchanged for cash as provided in Section 3.04(b) to be cancelled as of the Effective Time, without the payment of any compensation therefor.

(b)           Each holder of a Company Stock Award that is outstanding and unexercised as of the Effective Time and has an exercise price per Share that is less than the Merger Consideration shall (subject to the provisions of this Section 3.04) be paid by the Surviving Corporation, in exchange for the cancellation of such Company Stock Award, an amount in cash (subject to any applicable withholding Taxes) equal to the product of (i) the difference between the Merger Consideration and the applicable exercise price per share of such Company Stock Award, and (ii) the aggregate number of shares of Company Common Stock issuable upon exercise of such Company Stock Award (the “Award Payment”).  Except as otherwise expressly provided for in any agreement between the Company and any such holder, the Surviving Corporation or the Paying Agent shall make the Award Payments promptly after the Effective Time.  Any such payments shall be subject to all applicable federal, state and local Tax withholding requirements.

(c)           The Company shall, within a reasonable period of time after the date hereof, prepare and deliver to Parent for its review drafts of such documentation relating to or arising from the termination of the Company Stock Award Plans, shall revise such documentation as Parent may reasonably request, and, no later than five days prior to the Effective Time, shall deliver to Parent final and executed documentation relating to or arising from the termination of the Company Stock Award Plans, and shall take any other actions required to be taken pursuant to this Section 3.04.

(d)           The Company shall take all necessary action to approve the disposition of the Company Stock Awards in connection with the transactions contemplated by this Agreement to the extent necessary to exempt such dispositions under Rule 16b-3 of the Exchange Act.

SECTION 3.05                                Dissenting Shares.  Notwithstanding any provision of this Agreement to the contrary and to the extent available under the FBCA, Shares held by any stockholder entitled to demand and who properly demands the appraisal for such Shares (the “Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 607.1301, et seq., of the FBCA (the “Appraisal Statute”) shall not be converted into, or represent the right to receive, the Merger Consideration.  Any such stockholder shall instead be entitled to receive payment of the fair value of such stockholder’s Dissenting Shares in accordance with the provisions of the Appraisal Statute; provided, that, all Dissenting Shares held by any stockholder who shall have failed to perfect or who otherwise shall have withdrawn or lost such stockholder’s rights to appraisal of such Shares under the Appraisal Statute shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender in the manner provided in Section 3.02 of the Certificate or Certificates that formerly evidenced such Shares.  The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Company Common Stock, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands.  The Company shall not settle, make any payments with respect to, or offer to settle, any claim with respect to Dissenting Shares without the prior written consent of Parent.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to Parent and Merger Sub to enter into this Agreement, the Company hereby represents and warrants to Parent and Merger Sub that, except as otherwise disclosed in the SEC Reports filed prior to the date of this Agreement (excluding any disclosures set forth in any “risk factor” section thereof or any statements that constitute forward-looking statements in that such statements are predictive or forward-looking in nature):

SECTION 4.01                                Organization and Qualification; Subsidiaries.

                                                (a)           The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Florida and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.  The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not be reasonably expected to have a Material Adverse Effect.  Each such jurisdiction is listed in Section 4.01(a) of the disclosure letter delivered by the Company to Parent on the date of the execution of this Agreement (the “Company Disclosure Letter”).

(b)           The Company does not have any subsidiaries as of the date hereof.  Except as set forth in Section 4.01(b) of the Company Disclosure Letter, the Company does not directly or indirectly own any Equity Interest in, or any interest convertible into or exchangeable or exercisable for any Equity Interests in, any person and, except as set forth in Section 4.01(b) of the Company Disclosure Letter, has never had any direct or indirect subsidiaries since inception.  As of the Effective Time, each of the Financing Subsidiaries (as defined below) shall be duly organized, validly existing and in good standing under the Laws of its state of formation.

SECTION 4.02                                Articles of Incorporation and Bylaws.  The Company has heretofore made available to Parent a complete and correct copy of the articles of incorporation and the bylaws, each as amended to date, of the Company.  Such articles of incorporation and bylaws are in full force and effect.

SECTION 4.03                                Capitalization.

(a)           The authorized Equity Interests of the Company consist of 30,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, no par value (“Company Preferred Stock”).  As of the date of this Agreement,

(i)           14,769,532 shares of Company Common Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable, were issued in compliance with the Securities Act and were not issued (A) in violation of any preemptive rights or (B) at a price per Share in excess of the Merger Consideration,

(ii)          no shares of Company Common Stock were held in the treasury of the Company,

(iii)         1,905,070 shares of Company Common Stock were issuable upon exercise of outstanding stock options granted pursuant to the Company Stock Award Plans,

(iv)         2,848,570 shares of Company Common Stock were reserved for issuance under the Company Stock Award Plans (including the shares referenced in clause (iii) above), and

(v)          no shares of Company Preferred Stock were issued and outstanding.

                                                (b)           Except as set forth in Section 4.03(a) and for the rights issued under the Rights Agreement (as defined below), there are no

(i)           outstanding Equity Interests in the Company or securities exercisable or exchangeable for or convertible into any Equity Interests of the Company.

(ii)          outstanding options, warrants, rights or contracts relating to the issued or unissued Equity Interests of the Company or obligating the Company to issue or sell any Equity Interests in the Company,

(iii)         outstanding stock appreciation rights, stock awards, restricted stock, restricted stock awards, performance units, phantom stock, profit participation or similar rights with respect to the Company or any of its Equity Interests (collectively, “Rights”) or obligation of the Company to issue or sell any such Right, or

(iv)         voting trusts, proxies or other contracts with respect to the voting of any Equity Interests of the Company or giving any person any preemptive rights with respect to any future issuance of securities by the Company.

(c)           All shares of Company Common Stock subject to issuance under the Company Stock Award Plans, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.  There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Equity Interests of the Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(d)           The Company does not have outstanding any bonds, debentures, notes or other similar obligations the holders of which have the right to vote (or convertible into or exercisable or exchangeable for securities having the right to vote or other Equity Interests of the Company) with the stockholders of the Company on any matter (“Voting Debt”).

(e)           Section 4.03(e) of the Company Disclosure Letter sets forth a true and complete list of each current or former Employee, officer, director, consultant or other service provider of the Company who holds a Company Stock Award under the Company Stock Award Plans as of the date hereof, together with the number of shares of Company Common Stock subject to such Company Stock Awards, the date of grant of such Company Stock Awards, the exercise price of such Company Stock Awards, and the expiration date of such Company Stock Awards.  All Company Stock Awards have been issued in compliance with the Securities Act and, to the Company’s knowledge, any applicable state blue sky laws.  The Company has provided to Parent true and complete copies of the Company Stock Award Plans and the forms of all stock option agreements evidencing the Company Stock Awards.  Except as set forth in Section 4.03(e) of the Company Disclosure Letter, on and after the Effective Time, no Employee, officer, director, consultant or other service provider of the Company shall have any right under the Company Stock Award Plans to purchase Company Common Stock, or any other Equity Interest in, the Company, Merger Sub, the Surviving Corporation, Parent or any of their respective Affiliates or subsidiaries.

                SECTION 4.04                                Power and Authority.

(a)           The Company has all necessary power and authority to (i) execute and deliver this Agreement, (ii) perform its obligations hereunder, (iii) form the Financing Subsidiaries, (iv) effect the Contribution (as defined below) and (v) perform all other transactions contemplated by or necessary under this Agreement, including, without limitation, any transactions contemplated by the Summary of Indicative Terms and Conditions attached as Annex I (the “Debt Term Sheet”) to the Debt Financing Commitment (collectively, the “Transactions”).  The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger have been, and the consummation by the Company of the other Transactions will be, duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger or the Contribution, as contemplated by the Debt Term Sheet as of the date hereof (other than the adoption of this Agreement and the approval of the Transactions by the holders of a majority of the then-outstanding shares of Company Common Stock (the “Requisite Stockholder Vote”) and the filing and recordation of appropriate merger documents as required by the FBCA).  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by principles of equity regarding the availability of remedies.

(b)           The Board, by resolutions duly adopted by unanimous vote at a meeting duly called and held (the “Company Board Approval”), has duly (i) determined that this Agreement and the Merger are advisable and in the best interests of the Company and its stockholders, (ii) approved this Agreement and the Merger and (iii) recommended that the stockholders of the Company adopt this Agreement and directed that this Agreement and the Merger be submitted for consideration by the Company’s stockholders in accordance with this Agreement.

(c)           No “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover Law (each, a “Takeover Law”) is applicable to the Merger and the Contribution (as contemplated by the Debt Term Sheet as of the date hereof).  The approval of the Transactions (including the Contribution (as contemplated by the Debt Term Sheet as of the date hereof)) by the Requisite Stockholder Vote is the only vote of the holders of any class or series of Equity Interests of the Company necessary to adopt this Agreement or approve the Transactions.

(d)           The Board has received the opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated the date, or shortly prior to the date, of this Agreement, to the effect that, as of the date of such opinion, the Merger Consideration to be received by the holders of Company Common Stock, other than certain Excluded Persons (as defined in such opinion), in the Merger pursuant to this Agreement is fair to them from a financial point of view, a copy of which opinion has been delivered to Parent.

                SECTION 4.05                                No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement by the Company do not, and the consummation of the Merger will not,

(i)           conflict with or violate the articles of incorporation or bylaws of the Company,

(ii)          assuming that all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained and all filings and notifications described in Section 4.05(b) have been made, conflict with or violate any Law applicable to the Company or by which any property or asset of the Company is bound, or

(iii)         except as set forth in Section 4.05(a) of the Company Disclosure Letter, require the consent of any person under, or result in any breach or violation of or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, any contract to which the Company is a party or by which the Company or any property or asset of the Company is bound, except, with respect to clauses (ii) and (iii) of this Section 4.05(a), for any such conflicts, violations, breaches or defaults that would not be reasonably expected to have a Material Adverse Effect.

(b)           The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Merger by the Company will not, require any Permit of, or filing with or notification to, any Governmental Authority, except for

(i)           applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”),

(ii)          the pre-merger notification requirements of the HSR Act,

(iii)         the filing with the Securities and Exchange Commission (the “SEC”) of the Proxy Statement,

(iv)         any filings required under the rules and regulations of the NASDAQ Global Market (“NASDAQ”),

(v)          filing and recordation of appropriate merger documents and the amended and restated articles of incorporation contemplated by Section 2.05(a) as required by the FBCA and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, and

(vi)         such Permits, filings and notifications the failure of which to obtain or make would not be reasonably expected to have a Material Adverse Effect.

SECTION 4.06                                Permits; Compliance.

                                               (a)           The Company is in possession of all Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, including Permits required under Environmental Laws (the “Environmental Permits”), except where failure to be in possession of such Permits would not reasonably be expected to have a Material Adverse Effect.  Section 4.06 of the Company Disclosure Letter contains a complete and accurate list of all such Permits.  The Company is, and has been, in compliance with the terms and conditions of such Permits, except where failure to so comply would not reasonably be expected to have a Material Adverse Effect and, as of the date of this Agreement, no notice of violation, suspension or cancellation of any such Permit is pending or, to the Company’s knowledge, threatened.

(b)           The Company is not in violation of any Law, except for such violations that would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.  The Company is not subject to any current or, to the Company’s knowledge, threatened investigation regarding a potential violation of Law and has not received any outstanding or uncured written notice alleging any violation of Law or directing the Company to take any remedial action with respect to such Law and, to the knowledge of the Company, there are no facts, events or conditions that could reasonably be expected to constitute potential defaults or violations of any Law, in any such case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 4.07                                SEC Filings; Financial Statements; Undisclosed Liabilities.

(a)           Other than as set forth in Section 4.07 of the Company Disclosure Letter, the Company has timely filed all forms, reports, statements and other documents (including all exhibits, supplements and amendments thereto) required to be filed by it with the SEC since July 1, 2004 (collectively, with any amendments thereto, the “SEC Reports”).  Each SEC Report (including any financial statements or schedules included therein) (i) as of its date of filing and if amended prior to the date hereof as of the date of filing of such amendment, complied or, if filed subsequent to the date hereof, at the time of filing will comply, in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), including, in each case, the rules and regulations promulgated thereunder, and (ii) as of its date of filing and if amended prior to the date hereof as of the date of filing of such amendment did not, or, if filed subsequent to the date of this Agreement, at the time of filing will not, contain any untrue statement of a material fact or as of its date of filing and if amended prior to the date hereof as of the date of filing of such amendment did not omit, or, if filed subsequent to the date of this Agreement, at the time of filing will not omit, to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were or are made, not misleading.

(b)           Each of the financial statements (including, in each case, any notes and schedules thereto) included or to be included (or incorporated, or to be incorporated, by reference) in the SEC Reports (collectively, the “Company Financials”) (i) was or will be prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act), and (ii) fairly presents or will fairly present in all material respects the financial position, results of operations, cash flows and changes in stockholders’ equity of the Company as at the respective dates thereof and for the respective periods indicated therein except as otherwise noted therein (except that the unaudited statements may not contain footnotes and are subject to normal and recurring year-end adjustments, none of which are or are expected to be material in nature or amount) in all material respects in accordance with GAAP and the applicable rules and regulations promulgated by the SEC.

(c)           The Company does not have any liabilities, other than (i) liabilities reflected on the Company Reference Balance Sheet, (ii) liabilities incurred subsequent to the date of the Company Reference Balance Sheet in the ordinary course of business of the Company and (iii) liabilities that, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect.

(d)           The records, systems, controls, data and information of the Company are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its accountants (including all means of access thereto and therefrom), except for any nonexclusive ownership and nondirect control that has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Company has (i) established and maintains disclosure controls and procedures (as defined in Rules 13a-14 and 15d-14 promulgated under the Exchange Act) designed to ensure that material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer and (ii) disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company's outside auditors and the audit committee of the Company (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would be reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.  To the knowledge of the Company, since July 1, 2005, the Company has not suffered, discovered or been informed of any material weaknesses in the design or operation of its internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act).

(e)           Since July 1, 2005, (i) neither the Company nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal control over financial reporting, including any material complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices and (ii) to the knowledge of the Company, no attorney representing the Company, whether or not employed by the Company, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board any committee thereof or to any director or officer of the Company.

                SECTION 4.08                                Absence of Certain Changes or Events.  Except as set forth in Section 4.08 of the Company Disclosure Letter, or as expressly contemplated by this Agreement, since June 30, 2007 and prior to the date of this Agreement, the Company has conducted its business in the ordinary course consistent with past practice and there has not occurred (i) any Effect, including any damage to, destruction or loss of any asset of the Company (whether or not covered by insurance), constituting or that would reasonably be expected to have a Material Adverse Effect or (ii) any action or event that would require Parent’s consent under Section 6.01 if such action or event had occurred after the date of this Agreement.

SECTION 4.09                                Absence of Litigation.  Except as set forth in Section 4.09 of the Company Disclosure Letter, as of the date hereof, there is no Action pending or, to the Company’s knowledge, threatened against the Company or any property or asset of the Company that (i) involves an amount in controversy in excess of $500,000 or (ii) seeks material injunctive or other non-monetary relief.  Neither the Company nor any property or asset of the Company is subject to any Order that (i) involves an amount in controversy in excess of $500,000 or (ii) seeks material injunctive or other non-monetary relief.  As of the date of this Agreement, there is no Action pending or, to the knowledge of the Company, threatened against the Company or any property or asset of the Company seeking to prevent, hinder, modify, delay or challenge the Transactions contemplated by this Agreement.

SECTION 4.10                                Employee Benefit Plans.

(a)           Section 4.10(a) of the Company Disclosure Letter lists, with respect to the Company and any trade or business (whether or not incorporated) which is treated as a single employer with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”), (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) loans to officers and directors other than advances for expense reimbursements incurred in the ordinary course of business and any stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Code Section 125) or dependent care (Code Section 129), life insurance or accident insurance plans, programs, agreements or arrangements, (iii) all bonus, pension, profit sharing, savings, deferred compensation or incentive plans, programs, agreements or arrangements, (iv) other material fringe or employee benefit plans, programs, policies, agreements or arrangements and (v) any current or former employment, change of control, retention or executive compensation or severance agreements as to which unsatisfied obligations of the Company remain for the benefit of, or relating to, any present or former Employee, consultant or director of the Company, in each case, whether or not in writing (together, the “Plans”).  With respect to each Plan (as applicable), the Company has made available to Parent complete and accurate copies of:  (i) the most recent two years’ annual reports on Form 5500, including all schedules thereto; (ii) the most recent determination letter from the Internal Revenue Service (“IRS”) for any Plan that is intended to qualify under Section 401(a) of the Code (other than Plans for which no determination letter is required); (iii) the plan documents and summary plan descriptions, or a written description of the terms of any Plan that is not in writing; (iv) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; and (v) any notices to or from the IRS or any office or representative of the Department of Labor or any similar Governmental Authority, within the last two years, relating to any material compliance issues in respect of any such Plan.

(b)           If required, any Plan intended to be qualified under Section 401(a) of the Code has either obtained from the IRS a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986, or has applied or will apply to the IRS for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer.

(c)           Each Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by all applicable Laws (including ERISA and the Code), except as would not reasonably be expected to have a Material Adverse Effect.  The Company and each ERISA Affiliate have performed all obligations required to be performed by them under, are not in default under or violation of, and have no knowledge of any default or violation by any other party to, any of the Plans, in any such case, except as would not reasonably be expected to have a Material Adverse Effect.  All contributions and premiums required to be made by the Company or any ERISA Affiliate to any Plan have been made on or before their due dates.  No Action has been brought, or to the knowledge of the Company is threatened, against or with respect to any such Plan, including any audit or inquiry by the IRS or United States Department of Labor, other than routine claims for benefits.

(d)           Neither the Company nor, to the knowledge of the Company, any fiduciary or party in interest of any Plan has participated in, engaged in or been a party to any transaction with respect to any Plan that is prohibited under Section 4975 of the Code or Section 406 of ERISA and not exempt under Section 4975 of the Code or Section 408 of ERISA, respectively.  With respect to any Plan, (i) neither the Company nor any of its ERISA Affiliates has had asserted against it any claim for Taxes under Chapter 43 of Subtitle D of the Code and Section 5000 of the Code, or for penalties under ERISA Section 502(c), 502(i) or 502 (l), and (ii) to the knowledge of the Company, no officer, director or employee of the Company has committed a breach of any fiduciary responsibility or obligation imposed by Title I of ERISA that would reasonably be expected to have a Material Adverse Effect.

(e)           With respect to each Plan, the Company has complied with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) and the regulations thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations thereunder and (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations thereunder, except where the failure to comply with the applicable requirements of such laws and regulations would not reasonably be expected to have a Material Adverse Effect..

(f)           Except as disclosed in Section 4.10(f) of the Company Disclosure Letter or as otherwise provided in this Agreement, the consummation of the Merger (and either alone or in conjunction with any other event) will not (i) entitle any current or former Employee, director or consultant of the Company to any payment (whether of severance pay, unemployment compensation, golden parachute, bonus or otherwise), (ii) accelerate, forgive indebtedness, vest, distribute, or increase benefits or obligation to fund benefits with respect to any Employee or director of the Company, or (iii) accelerate the time of payment or vesting of Company Stock Awards, or increase the amount of compensation due any Employee, director or consultant.

(g)           Except as set forth in Section 4.10(g) of the Company Disclosure Letter, (i) no amounts payable under any of the Plans will not be deductible for federal income tax purposes by virtue of Section 162(m) or Section 280G of the Code, and (ii) none of the Plans contains any provision requiring a gross-up pursuant to Section 280G of the Code or similar tax provisions.

(h)           Except as set forth in Section 4.10(h) of the Company Disclosure Letter, no Plan maintained by the Company provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former Employees after retirement or other termination of service (other than (i) coverage mandated by Section 4980B of the Code or any similar state Law, (ii) death benefits or retirement benefits under any “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA, or (iii) benefits, the full direct cost of which is borne by the current or former Employee (or beneficiary thereof)).

(i)           Neither the Company nor any ERISA Affiliate has any liability with respect to any (i) employee pension benefit plan (within the meaning of Section 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code, (ii) “multiemployer plan” as defined in Section 3(37) of ERISA, or (iii) “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA).

(j)           Each Plan that is a non-qualified deferred compensation plan or arrangement subject to Section 409A of the Code has been operated and administered in good faith compliance with Section 409A of the Code from the period beginning January 1, 2005, or the date such Plan was established, whichever date is later, through the date hereof.

SECTION 4.11                                Labor Matters.

(a)           Except as set forth in Section 4.11(a) of the Company Disclosure Letter, the Company and, to the knowledge of the Company, its Employees (i) are not a party to any collective bargaining agreement or other labor union contract and (ii) have not recognized or bargained with, or are represented by, any union or labor organization.

(b)           Except as set forth in Section 4.11(b) of the Company Disclosure Letter, there has not been within the past two years, nor is there pending or, to the Company’s knowledge, threatened (i) any strike, slowdown, picketing or work stoppage by or with respect to any current employees of the Company (“Employees”) or former employees of the Company, or (ii) any Action against the Company relating to a violation or alleged violation of any Law relating to or establishing standards of conduct with respect to labor relations or employment matters (collectively, “Employment Laws”), including any charge or complaint filed by an Employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, the Department of Labor or any other Governmental Authority or in any grievance or arbitration process, that would reasonably be expected to have a Material Adverse Effect.

(c)           The Company is employing all of its Employees in compliance with all applicable Laws relating to employment and employment practices, including, without limitation, all applicable Laws related to taxation, employment standards, workers’ compensation, terms and conditions of employment, occupational health and safety, disability benefits, wages and hours, termination of employment, human rights, pay equity, employment equity, and, where applicable, the Worker Adjustment and Retraining Notification Act, except where failure to so comply would not reasonably be expected to have a Material Adverse Effect.  Except as set forth in Section 4.11(c) of the Company Disclosure Letter, during the past three years, there has been no harassment, discrimination, retaliatory act or similar claim, action or proceeding against the Company or any of its officers, directors or Employees that is or was material to the Company or that is currently outstanding.

SECTION 4.12                                Proxy Statement.  At the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company, the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (except that no representation or warranty is made by the Company with respect to any information contained in the Proxy Statement that is based on, and in conformity with, information supplied in writing by Parent, Merger Sub or any of Parent’s or Merger Sub’s representatives expressly for inclusion in the Proxy Statement).  The Proxy Statement shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.

SECTION 4.13                                Property; Leases.

(a)           Section 4.13(a) of the Company Disclosure Letter references a true, correct and complete list of all real property and interests in real property leased or subleased by the Company from or to any person (collectively, the “Real Property”).  Section 4.13(a) of the Company Disclosure Letter references, with respect to each of the Real Properties, all existing leases, subleases, licenses or other occupancy contracts to which the Company is a party or by which the Company is bound, and all amendments, modifications, extensions and supplements thereto (collectively, the “Tenant Leases”).  The Company does not own and never has owned any real property.

(b)           A true, correct and complete copy of each Tenant Lease has been furnished or made available to Parent.  The Company has a valid and enforceable leasehold interest under each of the Tenant Leases, to the Company’s knowledge, free and clear of all Encumbrances other than Permitted Encumbrances, and each of the Tenant Leases is in full force and effect.  Neither the Company nor, to the knowledge of the Company, any other party to any Tenant Lease is in material breach of or in material default under any of the Tenant Leases.  The Company enjoys undisturbed possession under all Tenant Leases, except for such breaches of the right to undisturbed possession that do not materially interfere with the ability of the Company to conduct its business on such Real Property.

SECTION 4.14                                Contracts.

(a)           Section 4.14(a) of the Company Disclosure Letter lists the following contracts to which the Company is a party or by which it is bound:

(i)           any contract with respect to the formation, creation, operation, management or control of a partnership, limited liability company or joint venture, or other similar agreement or arrangement;

(ii)          any contract that limits or otherwise restricts the Company, or that would, after the Effective Time, limit or restrict Parent or the Surviving Corporation, from engaging or competing in any line of business or in any geographic area, from selling or purchasing from any person or from hiring any person;

(iii)         any contract relating to collective bargaining;

(iv)         any contract required to be filed as an exhibit to the SEC Reports as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K;

(v)          any contract relating to Indebtedness and having an outstanding principal amount in excess of $250,000;

(vi)         any contract involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of all or substantially all of the assets of any person or business or of capital stock or other equity interests that (A) is currently in effect or was in effect at any time within the past three years or (B) pursuant to which the Company has continuing indemnification, “earn-out” or other contingent payment obligations (other than acquisitions or dispositions of inventory in the ordinary course of business consistent with past practice); and

(vii)        any supply contract that by its terms calls for aggregate payment by the Company under such contract of more than $1,000,000 per annum.

(b)           The Company has made available to Parent a correct and complete copy of each contract listed in Section 4.14(a) of the Company Disclosure Letter.  With respect to each such contract (except as set forth in Section 4.14(a) of the Company Disclosure Letter or as would not reasonably be expected to have a Material Adverse Effect):  (i) the contract is legal, valid, binding and enforceable against the Company and, to the Company’s knowledge, the other party thereto, and is in full force and effect; (ii) the contract will continue to be legal, valid, binding and enforceable against the Surviving Corporation or any applicable Financing Subsidiary and, to the Company’s knowledge, the other party thereto, and will remain in full force and effect on identical terms following the Effective Time; (iii) the Company is not in breach or default, and no event has occurred that with the passage of time or giving of notice would constitute a breach or default by the Company, or permit termination or acceleration by the other party, under the contract; and (iv) to the Company’s knowledge, no other party to the contract is in breach or default, and no event has occurred that with the passage of time or giving of notice would constitute a breach or default by such other party, or permit termination or acceleration by the Company, under the contract.

SECTION 4.15                                Intellectual Property.  Section 4.15(a) of the Company Disclosure Letter contains a description of all registered Intellectual Property, all applications for registration of Intellectual Property and all material unregistered Intellectual Property (i) owned by the Company (the “Company Intellectual Property”) or (ii) licensed, used or held for use by the Company in the conduct of its business, other than off-the-shelf software (“Licensed Intellectual Property”).  The Company has, and any applicable Financing Subsidiary will have following the Effective Time, (i) all right, title and interest in and to all Company Intellectual Property, free and clear of all Encumbrances, other than Permitted Encumbrances and (ii) all necessary rights in and to all Licensed Intellectual Property, free and clear of all Encumbrances, other than Permitted Encumbrances.  To the Company’s knowledge: (i) the Company is not infringing, misappropriating or diluting, and has not infringed, misappropriated or diluted, any Intellectual Property of any third party and (ii) the Company Intellectual Property is valid, subsisting and enforceable.  The Company has not received any written communication alleging that it has infringed, misappropriated or diluted the Intellectual Property rights of any third person or challenging the ownership or validity of any Company Intellectual Property or the Company’s rights with respect to any Company Intellectual Property or Licensed Intellectual Property, which claim or allegation is unresolved.  To the Company’s knowledge, there is no unauthorized use, infringement or misappropriation of the Company Intellectual Property or Licensed Intellectual Property by any third party.  Neither the Company nor, to the Company’s knowledge, any other party is in material default (or would with the giving of notice or lapse of time be in material default) under any license to use any of the Licensed Intellectual Property.

SECTION 4.16                                Taxes.

(a)           The Company has timely filed, or caused to be timely filed, all material federal, state, local and foreign Tax returns and reports required to be filed by it (collectively, “Tax Returns”) taking into account applicable extensions, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established. As of the date hereof, there are no written claims or assessments pending against the Company for any alleged deficiency in any Tax, and the Company has not been notified in writing of any proposed Tax claims or assessments against the Company (other than, in each case, claims or assessments that are being contested by the Company in good faith and for which adequate reserves in the Company Financials have been established and other than claims or assessments that are not material to the Company).  There are no liens for Taxes on the assets of the Company, except for Permitted Encumbrances and liens that are not material to the Company.

(b)           The Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock (to any person that is not a member of the consolidated group of which the Company is the common parent corporation) qualifying for tax-free treatment under Section 355 of the Code (i) within the two-year period ending on the date hereof or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(c)           Except as set forth in Section 4.16(c) of the Company Disclosure Letter, as of the date hereof, the Company is not being audited by any foreign, federal or state taxing authority or, to the knowledge of the Company, has been notified by any foreign, federal or state taxing authority that any such audit is pending.

(d)           The Company is not and (i) has not been at any time within the five-year period ending on the date hereof a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code and (ii) has never been a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Company is or was the common parent corporation.

(e)           The Company is not a party to any agreement providing for the allocation or sharing of Taxes with any entity under which the Company could reasonably be expected to have material liability for Taxes after the Closing.

(f)           To the knowledge of the Company, the Company has not participated in any transaction that is, or is reasonably expected to become, a listed transaction within the meaning of Treasury Regulations Section 1.6011-4.

SECTION 4.17                                Environmental Matters.

(a)           The Company is not, to its knowledge, the subject of any investigation by any Governmental Authority, and the Company has not received any written notice or claim, or entered into any negotiations or agreements with any person, relating to any material liability or material remedial action under any applicable Environmental Laws.

(b)           The Company has for the past five years complied, and is currently in compliance with, all Environmental Laws, except for failures to comply that would not reasonably be expected to have a Material Adverse Effect.

(c)           The Company has not manufactured, treated, stored, disposed of, generated, handled or released any Hazardous Substances in a manner that has given or is reasonably expected to give rise to any liability to the Company under Environmental Laws, except for actions that would not reasonably be expected to have a Material Adverse Effect.

(d)           No Hazardous Substances have been released from or otherwise come to be located at any Property in a manner that has given rise to any liability to the Company under Environmental Laws, except as would not reasonably be expected to have a Material Adverse Effect.

(e)           The Company has provided copies of all environmental assessments, audits, studies and other environmental reports in its possession that relate to any Property.

(f)           The representations in this Section 4.17 and Section 4.06(a) are the sole and exclusive representations and warranties concerning environmental matters, environmental compliance or the environmental condition of the Property.

SECTION 4.18                                Brokers.  Except for UBS Securities LLC and Houlihan Lokey Howard & Zukin Financial Advisors, Inc., the fees of which will be borne by the Company, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.  The Company has provided to Parent true and correct copies of its engagement letters with each of UBS Securities LLC and Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

SECTION 4.19                                Rights Plan.  The Rights Agreement, dated as of March 27, 2003 (the “Rights Agreement”), between the Company and Continental Stock Transfer & Trust Company, as rights agent, expires in accordance with its terms on March 27, 2008.  The Board has approved, and the Company and Continental Stock Transfer & Trust Company have entered into, an amendment to the Rights Agreement, as a result of which neither the execution and delivery of this Agreement nor the consummation of the Transactions will result in (i) Parent, Merger Sub or any of their respective Affiliates becoming an Acquiring Person or (ii) the occurrence of (A) a Distribution Date, (B) the Shares Acquisition Date, (C) a Section 11(a)(ii) Event or (D) a Section 13 Event, in each case as such terms are defined in the Rights Agreement.

SECTION 4.20                                Insurance.  The Company is covered by valid and currently effective insurance policies issued in favor of the Company that, to the knowledge of the Company, are customary and adequate for companies of similar size in the industries and locations in which the Company operates.

SECTION 4.21                                Related Party Transactions.  All transactions, agreements or arrangements between the Company, on the one hand, and its Affiliates or other persons, on the other hand, that are required to be disclosed in the Company SEC Reports in accordance with Item 404 of Regulation S-K under the Securities Act have been so disclosed.  Any Affiliate Transaction as of the time it was entered into and as of the time of any amendment or renewal thereof contained such terms, provisions and conditions as were at least as favorable to the Company as would have been obtainable by the Company in a similar transaction with an unaffiliated third party.

SECTION 4.22                                Certain Payments.  Neither the Company nor, to the knowledge of the Company, any of its directors, executive officers, representatives, agents or employees (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

SECTION 4.23                                Suppliers.  As of the date of this Agreement, the existing suppliers of the Company are adequate for the operation of the business of the Company as presently conducted.  Except as would not have a Material Adverse Effect, since July 1, 2007 and through the date hereof, (a) the Company has not received any written notice or threat of any change in relations with any of the major suppliers of the Company, and (b) the Company has not received from any of the major suppliers of the Company any written notice of termination or material alteration of any contract or business relationship governed thereby and, to the Company's knowledge, no other party to any such contract intends to or has indicated to the Company in writing an intent to (i) terminate, (ii) not renew or extend (if contemplated by the terms thereof and requested by the Company), (iii) seek to materially amend or modify, or (iv) not fully perform its obligations under any contract.

SECTION 4.24                                Warranties.  There are no material claims pending or, to the knowledge of the Company, threatened against the Company with respect to any product alleged to have been manufactured, sold, leased or otherwise distributed by the Company, and alleged to have been defective or improperly designed or manufactured or in breach of any express or implied product warranty, except to the extent reflected or reserved for in the Company Financials most recently filed in the Company SEC Reports prior to the date hereof.

SECTION 4.25                                Occupational Safety and Health Matters.

(a)           Except as set forth on Section 4.25(a) of the Company Disclosure Letter, the Company is and, during the past two years, has been in compliance with, and is not in violation of, or liable under, any applicable Occupational Safety and Health Laws, in any such case, except for such failures as would not reasonably be expected to have a Material Adverse Effect.

(b)           Except as set forth on Section 4.25(b) of the Company Disclosure Letter, the Company has not, within the past two years, received any written notice or other communication from any Governmental Authority or any other person regarding (i) any failure to comply in any material respect with any applicable Occupational Safety and Health Law or (ii) any obligation to undertake or bear any material cost of any Occupational Safety and Health Liabilities.

(c)           Except as set forth on Section 4.25(c) of the Company Disclosure Letter, to the Company’s knowledge, no closure on any Property is required pursuant to any Occupational Safety and Health Law.

(d)           To the Company’s knowledge, the Company has made available to Parent copies of any occupational and safety assessment or audit reports or similar studies or analyses relating to the business of the Company or any Property that have been prepared on behalf of the Company since January 1, 2002.

SECTION 4.26                                Investment Company Act/Public Utilities Holding Company Act.  The Company is not (i) an “investment company” or a company controlled by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, or (ii) a “holding company” or a “subsidiary company” or an “affiliate” of a “holding company” within the meaning of the Public Utility Holding Company Act of 1935, as amended.  Similarly, the Company is not subject to regulation as a “holding company,” an “affiliate” of a “holding company” or a “subsidiary company” of a “holding company” within the meaning of the Public Utility Holding Company Act of 2005, as amended.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

SECTION 5.01                                Corporate Organization.  Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the state of its incorporation and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.

SECTION 5.02                                Power and Authority.  Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger have been, and the consummation by Parent and Merger Sub of the other Transactions will be, duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Merger (other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by the FBCA).  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by principles of equity regarding the availability of remedies.

SECTION 5.03                                No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement by Parent and Merger Sub do not, and the consummation of the Merger will not,

(i)           conflict with or violate the certificate or articles of incorporation or bylaws of either Parent or Merger Sub,

(ii)          assuming that all consents, approvals, authorizations and other actions described in subsection (b) have been obtained and all filings and notifications described in subsection (b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound, or

(iii)         result in any breach or violation of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, any contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches or defaults that would not prevent or delay consummation of the Merger or otherwise prevent Parent or Merger Sub from performing its obligations under this Agreement.

(b)           The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation of the Merger by Parent and Merger Sub will not, require any Permit of, or filing with or notification to, any Governmental Authority, except for:

(i)           applicable requirements, if any, of the Exchange Act,

(ii)          the pre-merger notification requirements of the HSR Act,

(iii)         the filing with the SEC of the Proxy Statement,

(iv)         any filings required under the rules and regulations of the NASD,

(v)          filing and recordation of appropriate merger documents and the amended and restated articles of incorporation contemplated by Section 2.05(a) as required by the FBCA and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, and

(vi)         such Permits, filings and notifications the failure of which to obtain or make would not prevent or delay consummation of the Merger or otherwise prevent Parent or Merger Sub from performing its obligations under this Agreement.

SECTION 5.04                                Proxy Statement.  None of the information supplied by Parent or Merger Sub in writing expressly for inclusion in the Proxy Statement shall, at the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

SECTION 5.05                                Interim Operations of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions.

SECTION 5.06                                Ownership of Company Equity Interests.  As of the date of this Agreement, none of the Guarantors, Parent, Merger Sub or any of their respective Affiliates or associates is the record or beneficial owner of any Equity Interests of the Company.

SECTION 5.07                                Financing.  Parent has delivered to the Company (i) a true and complete copy of an executed written commitment from the lender to the borrower thereunder, including the Debt Term Sheet (as the same may be amended or modified from time to time after the date hereof with Parent’s consent (not to be unreasonably withheld, delayed or conditioned), including, without limitation, at the request of any rating agency or insurance company insuring all or any part of the financing thereunder, the “Debt Financing Commitment”), pursuant to which the lender party thereto has agreed, subject only to the terms and conditions set forth therein, to provide or cause to be provided to Parent and/or Merger Sub debt financing in the amounts set forth therein for the purposes of financing the Transactions and related fees and expenses and the other purposes set forth therein (the “Debt Financing”) and (ii) a true and complete copy of an executed written commitment (the “Equity Financing Commitment” and, together with the Debt Financing Commitment, the “Financing Commitments”), pursuant to which the parties thereto have agreed, subject only to the terms and conditions set forth therein, to provide or cause to be provided to Parent and/or Merger Sub equity financing in the amounts set forth therein for the purposes of financing the Transactions and related fees and expenses (the “Equity Financing” and, together with the Debt Financing, the “Financing”). As of the date of this Agreement, none of the Financing Commitments has been amended or modified, and the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded, in any respect. Parent has fully paid any and all commitment fees or other fees in connection with the Financing Commitments that are required to be paid on or before the date of this Agreement in connection therewith or pursuant thereto, and the Financing Commitments are in full force and effect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in the Financing Commitments. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent or Merger Sub under any of the Financing Commitments. Subject to the terms and conditions of the Financing Commitments, and subject to the terms and conditions of this Agreement, the aggregate proceeds contemplated by the Financing Commitments, together with the cash on hand of Parent and Merger Sub at the Effective Time, will be sufficient to pay the aggregate Merger Consideration and any other amounts required to be paid in connection with the consummation of the Transactions, to make any repayment or refinancing of indebtedness contemplated in connection with the Transactions and to pay all related fees and expenses (collectively, the “Required Payments”).

SECTION 5.08                                Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Company or any of its Affiliates (but excluding the Surviving Corporation) in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

SECTION 5.09                                Solvency.  Assuming (a) that the Company is solvent immediately prior to the Effective Time, (b) the satisfaction of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger, or waiver of such conditions, (c) the accuracy and completeness of the representations and warranties of the Company set forth in Article IV, and (d) that the Company Financials fairly present in all material respects the financial condition of the Company as of the end of the periods covered thereby and the results of operations of the Company for the periods covered thereby, and after giving effect to the Transactions, including the Financing, any alternative financing and the payment of the aggregate Merger Consideration, payment of all amounts required to be paid in connection with the consummation of the Transactions, and payment of all related fees and expenses, each of Parent and the Surviving

Corporation will be Solvent as of the Effective Time and immediately after the consummation of the Transactions. For the purposes of this Agreement, the term “Solvent” when used with respect to any person means that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such person will, as of such date, exceed (A) the value of all “liabilities of such person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable liabilities of such person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (ii) such person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (iii) such person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

SECTION 5.10                                Management Arrangements.  As of the date hereof, none of Parent or Merger Sub, or any of their respective Affiliates, has entered into any contract, agreement, arrangement or understanding with any of the officers or directors of the Company, or any of their respective Affiliates, that is currently in effect or that would become effective in the future (upon consummation of the Transactions or otherwise) and that has not been disclosed to the Company.

SECTION 5.11                                Investigation by Parent and Merger Sub.  Each of Parent and Merger Sub:

(a)           acknowledges that, except as set forth in this Agreement, none of the Company or any of its directors, officers, Employees, Affiliates, agents or other Representatives makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Parent or Merger Sub or their respective Representatives prior to the execution of this Agreement; and

(b)           agrees, to the fullest extent permitted by Law (except with respect to claims of fraud), that none of the directors, officers, Employees, stockholders, Affiliates, or Representatives of the Company shall have any liability or responsibility whatsoever to Parent and Merger Sub on any basis (including, in contract, tort or otherwise) based upon any information provided or made available or statements made, to Parent or Merger Sub prior to the execution of this Agreement.

ARTICLE VI
CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 6.01                                Conduct of Business by the Company Pending the Merger.

(a)           Between the date of this Agreement and the Effective Time, except as set forth in Section 6.01(a) of the Company Disclosure Letter, as otherwise contemplated by this Agreement, as contemplated by the Financing or any of the other transactions described in the Financing Commitments or as required by applicable Law, the Company shall (i) conduct its business in all material respects in the ordinary course of business; and (ii) use its commercially reasonable efforts to preserve substantially intact the business organization of the Company, to keep available the services of the current officers, Employees and consultants of the Company, and to preserve, in all material respects, the current relationships of the Company with customers, licensees, suppliers and other persons with which the Company has business relations.

(b)           Without limiting the foregoing, except as otherwise contemplated by this Agreement, as contemplated by the Financing or any of the other transactions described in the Financing Commitments or as disclosed in Section 6.01(b) of the Company Disclosure Letter, the Company shall not, between the date of this Agreement and the Effective Time, directly or indirectly, do or agree to do, any of the following without the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned):

(i)           make, revoke or change any material Tax election, change in any material respect any method of Tax accounting, settle, compromise or incur any material liability for Taxes, fail to timely file any Tax Return that is due, file any amended Tax Return or material claim for refund, surrender any right to claim a material Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment, in each case except as required by GAAP or applicable Law;

(ii)          make any material change in the accounting principles used by it unless required by a change in GAAP, applicable Law or any Governmental Authority;

(iii)         except for (A) short-term borrowings incurred in the ordinary course of business consistent with past practice under its existing credit facility or (B) other Indebtedness not in excess of $2,000,000 in the aggregate incurred or guaranteed in the ordinary course of business, incur or guarantee Indebtedness;

(iv)         make any capital expenditures (other than for tanks and nitrogen generators) either (A) in excess of $2,000,000 in the aggregate or (B) outside the ordinary course of business;

(v)          except as expressly permitted by Section 7.03, sell, lease, license, dispose or permit an Encumbrance (by merger, consolidation, sale of stock or assets or otherwise) of any material assets other than sales of inventory or obsolete equipment in the ordinary course of business and consistent with past practices;

(vi)         make any change in any compensation arrangement or contract with any present or former Employee, officer, director, consultant, stockholder or other service provider of the Company or establish, terminate or materially amend any Plan or materially increase benefits (including acceleration of benefits under Plans other than the Company Stock Award Plans) under any Plan, or grant any Company Stock Awards or other awards under any Company Stock Award Plan, in each case other than (A) required pursuant to the terms of any Plan as in effect on the date of this Agreement or (B) required by Law;

(vii)        declare, set aside or pay any dividend or make any other distribution with respect to Equity Interests of the Company, or otherwise make any payments to stockholders in their capacity as such;

(viii)       effect a “plant closing” or “mass layoff,” as those terms are defined in the Worker Adjustment and Retraining Notification Act;

(ix)          (i) issue, deliver, sell, pledge, transfer, convey, dispose or permit the imposition of an Encumbrance on any Equity Interests, or any options, warrants, securities exercisable, exchangeable or convertible into any Equity Interest or any Right or Voting Debt other than the issuance of Shares upon the exercise of Company Stock Awards outstanding as of the date of this Agreement, (ii) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding Equity Interests or (iii) split, combine, subdivide or reclassify any Equity Interests;

(x)          enter into any material contract providing for the sale or license of Intellectual Property;

(xi)          license, lease, acquire, sublease, grant any material Encumbrance affecting and/or transfer any material interest in any Real Property other than leases entered into in the ordinary course of business, or enter into any material amendment, extension or termination of any leasehold interest in any Real Property other than in the ordinary course of business;

(xii)        make any acquisition of any person (whether by way of merger, consolidation, tender offer, share exchange or other activity), or make any capital contributions to, or investment in, any person, except for acquisitions of persons or assets to be wholly owned, directly or indirectly, by the Company not in excess of $2,000,000 in the aggregate;

(xiii)       except as otherwise expressly permitted by Section 7.03, merge or consolidate with any person;

(xiv)       enter into, terminate or materially amend any contract listed in Section 4.14(a) of the Company Disclosure Letter or that would be required to be so listed had such contract been entered into prior to the date hereof, or extend the existing, or enter into a new, Rights Agreement that does not permit the consummation of the Transactions contemplated by this Agreement, as the same may be amended with the approval of Parent;

(xv)        waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration;

(xvi)       satisfy, discharge, waive or settle any material liabilities, other than in the ordinary course of business;

(xvii)      amend the articles of incorporation or bylaws of the Company; or

(xviii)     enter into any contract, or agree or commit, in writing or otherwise, to do any of the foregoing.

ARTICLE VII

ADDITIONAL AGREEMENTS

SECTION 7.01                                Special Meeting; Proxy Statement.  Following the execution of this Agreement, the Company, acting through its Board, shall, in accordance with applicable Law:

(a)           with reasonable promptness, duly call, give notice of, convene and (unless this Agreement has been terminated) hold a special meeting of its stockholders (the “Special Meeting”) for the purposes of considering and taking action upon the approval and adoption of this Agreement and, to the extent required, the Transactions, including adjourning such meeting for up to ten (10) business days to obtain such approval.  Except to the extent that the Board shall have withdrawn or modified its approval or recommendation of this Agreement as permitted by Section 7.03, the Company shall (i) use commercially reasonable efforts to solicit the approval of this Agreement and, to the extent required, the Transactions by the stockholders of the Company and (ii) include in the Proxy Statement the Board’s declaration of the advisability of this Agreement and its recommendation to the stockholders of the Company that they adopt this Agreement and, to the extent required, approve the Transactions, and include disclosure regarding the approval of the Board.  Notwithstanding the foregoing, the Company may adjourn or postpone the Special Meeting as and to the extent required by applicable Law;

(b)           within fifteen (15) days after the date hereof, prepare and file with the SEC a preliminary proxy statement relating to the Merger, this Agreement and the Transactions and, after consultation with Parent, respond as promptly as practicable to any comments made by the SEC with respect to the preliminary proxy statement (including filing as promptly as reasonably practicable any amendments or supplements thereto necessary to be filed in response to any such comments or as required by Law), use its commercially reasonable efforts to have the SEC confirm that it has no further comments and as promptly as practicable thereafter cause a definitive proxy statement, including any amendments or supplements thereto (the “Proxy Statement”), to be mailed to its stockholders at the earliest practicable date after the date that the SEC confirms it has no further comments; provided, however, that no amendments or supplements to the Proxy Statement will be made by the Company without prior consultation with Parent and its counsel; provided, further, however, that, notwithstanding anything to the contrary contained herein, the Company shall not be required to mail the Proxy Statement to its stockholders, or to call, give notice of, convene or hold the Special Meeting, on or prior to the Go-Shop Period End Date; notwithstanding the foregoing, prior to filing or mailing of any preliminary proxy statement or the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall give Parent and its counsel a reasonable opportunity to review and comment on such document or response and shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent and its counsel; and

(c)           notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the proxy statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the proxy statement.  The Company shall give Parent a reasonable opportunity to comment on any correspondence with the SEC or its staff or any proposed material to be included in the proxy statement prior to transmission to the SEC or its staff and shall not, unless required by Law, transmit any such material to which Parent reasonably objects.  If at any time prior to the Special Meeting there shall be discovered any information that should be set forth in an amendment or supplement to the Proxy Statement, after obtaining the consent of Parent to such amendment or supplement (which consent shall not be unreasonably withheld or delayed), the Company shall promptly transmit such amendment or supplement to its stockholders.

SECTION 7.02                                Access to Information; Confidentiality.

(a)           From the date of this Agreement to the Effective Time and in compliance with applicable Laws, the Company shall, and shall cause the officers, directors, employees, auditors, investment bankers, counsel, agents and other representatives (“Representatives”) of the Company to afford the Representatives of Parent and Merger Sub reasonable access at all reasonable times to the officers, employees, properties, offices and other facilities, books and records of the Company, and shall furnish Parent and Merger Sub with such financial, operating and other data and information as Parent or Merger Sub, through its officers, employees or agents, may reasonably request.

(b)           All information obtained by Parent or Merger Sub pursuant to this Section 7.02 shall be kept confidential in accordance with the confidentiality agreement, dated July 13, 2007 and as amended to date (the “Confidentiality Agreement”), between Aurora Management Partners LLC and the Company.

(c)           No investigation pursuant to this Section 7.02 or otherwise shall affect or be deemed to modify any representation or warranty in this Agreement of any party hereto.

SECTION 7.03                                Solicitation.

(a)           Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m., New York City time, on March 14, 2008 (the “Go-Shop Period End Date”), the Company and its Representatives shall have the right, acting under the direction of the Board, to directly or indirectly:  (i) initiate, solicit and encourage Acquisition Proposals, including by way of public disclosure and by way of providing access to non-public information to any person (each a “Solicited Person”) pursuant to one or more Acceptable Confidentiality Agreements; provided, that the Company shall provide to Parent any material non-public information concerning the Company that is provided to any Solicited Person given such access which was not previously provided to Parent within one business day after provision to such Solicited Person; and (ii) enter into and maintain, or participate in, discussions or negotiations with respect to Acquisition Proposals.

(b)           Subject to Section 7.03(c), from the Go-Shop Period End Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, the Company shall not, and shall use commercially reasonable efforts to cause its Representatives not to, directly or indirectly, (i) initiate, solicit or encourage (including by way of providing non-public information) the submission of any Acquisition Proposal or engage in any discussions or negotiations with respect thereto or (ii) approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement providing for or relating to an Acquisition Proposal or consummate any such transaction or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the Merger or resolve or agree to do any of the foregoing.  Notwithstanding the foregoing, the Company may continue to take any of the actions described in clauses (i) and (ii) above from and after the Go-Shop Period End Date with respect to any party that has made an Acquisition Proposal after the date hereof which was received by the Company prior to the Go-Shop Period End Date and with whom the Company is having ongoing discussions or negotiations as of the Go-Shop Period End Date regarding an Acquisition Proposal, in each case, to the extent the requirements of Section 7.03(c)(i) can be satisfied on the Go-Shop Period End Date with respect to such Acquisition Proposal (each such party, an “Excluded Party”).  Any determination by the Board that any Acquisition Proposal received prior to the Go-Shop Period End Date initially meets the requirements of Section 7.03(c)(i) shall be made not later than one business day after the Go-Shop Period End Date.  Notwithstanding anything contained in this Section 7.03 to the contrary, any Excluded Party shall cease to be an Excluded Party for all purposes under this Agreement immediately at such time as the Acquisition Proposal made by such party is withdrawn, is terminated or expires or fails to satisfy the requirements of Section 7.03(c)(i).  The Company shall promptly notify Parent when an Excluded Party ceases to be an Excluded Party.  Subject to Section 7.03(c)(i), at the Go-Shop Period End Date, other than with respect to Excluded Parties, the Company shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Solicited Person conducted theretofore by the Company or any of its Representatives with respect to any Acquisition Proposal and use its (and will cause its Representatives to use their) commercially reasonable efforts to cause to be returned or destroyed all confidential information provided or made available to such Solicited Person on behalf of the Company.

(c)

(i)           Notwithstanding anything to the contrary contained in Section 7.03(b), if at any time following the Go-Shop Period End Date and prior to obtaining the Requisite Stockholder Vote, (x) the Company has received a written Acquisition Proposal from a third party that the Board believes in good faith to be bona fide and (y) the Board determines in good faith, after consultation with its outside financial and legal advisors, that (1) such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal and (2) the failure to take the actions referred to in clauses (A) and (B) of this Section 7.03(c)(i) would be inconsistent with the fulfillment of its fiduciary duties to the stockholders of the Company under applicable Law, then the Company may (A) furnish information with respect to the Company to the person making such Acquisition Proposal and (B) participate in discussions or negotiations with the person making such Acquisition Proposal regarding such Acquisition Proposal; provided, that the Company (x) shall not, and shall not allow any of its Representatives to, disclose any material non-public information to such person without entering into an Acceptable Confidentiality Agreement, and (y) will provide or make available to Parent any material non-public information concerning the Company provided to such other person which was not previously provided to Parent within one business day after provision to such other person.

(ii)          Notwithstanding anything to the contrary contained in Section 7.03(b), prior to obtaining the Requisite Stockholder Vote, the Company shall be permitted to take the actions described in clauses (A) and (B) above with respect to any Excluded Party so long as such Excluded Party continues to qualify as such.

(iii)         No later than the earlier of the second business day or the third calendar day immediately following the Go-Shop Period End Date, the Company shall notify Parent, in writing, of the identity of each Excluded Party and shall provide Parent a copy of each Acquisition Proposal received from any Excluded Party (or, where no such copy is available, a description of the material terms and conditions of such Acquisition Proposal).  From and after the Go-Shop Period End Date, the Company shall promptly (and in any event within one business day) notify Parent in writing if it receives (or after it becomes aware that one of its Representatives has received) (A) an Acquisition Proposal from a person or group of related persons or written indication that such person or group is considering making an Acquisition Proposal, including the material terms and conditions thereof and the identity of the person making such Acquisition Proposal, to the extent known, (B) any request by any person or group of related persons for non-public information relating to the Company other than requests in the ordinary course of business and reasonably believed by the Company to be unrelated to an Acquisition Proposal or (C) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal by any person or group of related persons, and shall keep Parent  apprised and shall promptly update Parent as to any material developments, discussions and negotiations concerning such Acquisition Proposal.  Without limiting the foregoing, the Company shall inform Parent in writing within one business day in the event that it determines to begin providing information or engaging in discussions or negotiations concerning an Acquisition Proposal pursuant to this Section 7.03.

(d)           Neither the Board nor any committee thereof shall directly or indirectly withdraw or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withdraw or modify in a manner adverse to Parent or Merger Sub, its recommendation in favor of the Merger; provided, that at any time prior to obtaining the Requisite Stockholder Vote, if the Company receives an Acquisition Proposal (including from an Excluded Party) after the date hereof and the Board concludes in good faith, after consultation with its outside financial and legal advisors, that such Acquisition Proposal constitutes a Superior Proposal and that the failure to withdraw or modify its approval of this Agreement or its recommendation that the Company’s stockholders adopt this Agreement and approve the Merger would be inconsistent with the fulfillment of its fiduciary duties, the Board may (i) cause the Company to terminate this Agreement pursuant to Section 9.01(g) to concurrently enter into a definitive agreement with respect to such Superior Proposal and/or (ii) withdraw or modify its approval of this Agreement or its recommendation that the Company’s stockholders adopt this Agreement and approve the Merger; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (i) and any purported termination pursuant to the foregoing clause (i) shall be void and of no force and effect, unless concurrently with such termination the Company pays the Termination Fee payable pursuant to Section 9.03; and provided, further, that the Company may not terminate this Agreement pursuant to the foregoing clause (i) and the Board may not effect a withdrawal or modification of its approval of this Agreement pursuant to the foregoing clause (ii) unless the Company shall have provided prior written notice to Parent, at least four business days in advance (the “Notice Period”), of its intention to withdraw or modify its approval of this Agreement or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, which notice shall include a written summary of the material terms and conditions of such Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and any other material documents relating thereto.  During the Notice Period, the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement, and the Board shall take into account any changes to the financial and other terms of this Agreement proposed by Parent in response to any such written notice by the Company or otherwise, so that the Acquisition Proposal ceases to constitute a Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notice by the Company and a new four-business day period).

(e)           Notwithstanding anything to the contrary contained in this Section 7.03 or elsewhere in this Agreement, the Board may, prior to obtaining the Requisite Stockholder Vote and other than in connection with an Acquisition Proposal (which is subject to Section 7.03(d)), withdraw or modify its approval of this Agreement or its recommendation that the Company’s stockholders adopt this Agreement and approve the Merger, if the Board determines in good faith (after consultation with its outside legal advisors) that the failure to take such action would be inconsistent with the fulfillment of its fiduciary duties under applicable Law.

(f)           Subject to this Section 7.03, the Company shall not terminate, waive, amend or modify any material provision of any standstill or confidentiality agreement to which it is a party (including each Acceptable Confidentiality Agreement) that relates to a transaction of a type described in the definition of Acquisition Proposal; provided, however¸ that the Company may permit to be taken any of the actions prohibited under a standstill agreement if the Board determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with the fulfillment of its fiduciary duties to the stockholders of the Company under applicable Law; provided, further, however, that, notwithstanding the foregoing, (i) this Section 7.03(f) shall in no way prohibit the taking of any action by the Board, the Company or any of its Representatives with respect to any party to a standstill agreement that is not otherwise prohibited by this Section 7.03 and (ii) the Company shall not be deemed to be in violation of this Section 7.03(f) if a party to a standstill agreement submits an unsolicited Acquisition Proposal to the Board.  To the extent that prior to the date hereof the Company has entered into any confidentiality agreement that would prevent the Company from providing information to Parent that the Company would otherwise be required to provide to Parent pursuant to the terms of Section 7.02 or 7.03, the Company shall use its commercially reasonable efforts to obtain a waiver of such confidentiality or standstill agreement to enable the Company to provide such information to Parent in accordance with the terms of Sections 7.02 and 7.03; provided, however, that, so long as the Company has used such commercially reasonable efforts, the failure of the Company to obtain any such waiver and any resulting inability to provide any such information to Parent shall not cause the Company to be in breach of any of the provisions of Sections 7.02 and 7.03.

(g)           Nothing contained in this Section 7.03 or elsewhere in this Agreement shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from otherwise making any disclosure to its stockholders that is required by applicable Law.

SECTION 7.04                                Directors’ and Officers’ Indemnification.

(a)           From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless each present and former director and officer of the Company (collectively, the “Indemnified Parties”) (and the Surviving Corporation shall also advance expenses to such persons as incurred, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification) against any and all costs, expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages and liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission or matters existing or occurring at or prior to the Effective Time, including the Transactions, in each case to the same extent as provided in the articles of incorporation or bylaws of the Company, or any other applicable contract with respect to the relevant director or officer, in each such case as in effect on the date hereof and disclosed to Parent in Section 7.04(a) of the Company Disclosure Letter.

(b)           For six years from the Effective Time, the Surviving Corporation shall maintain in effect for the benefit of the directors and officers of the Company currently covered by the officers’ and directors’ liability insurance policies of the Company an insurance and indemnification policy with an insurer with a Standard & Poor’s rating of at least A that provides coverage for acts or omissions occurring on or prior to the Effective Time (the “D&O Insurance”) covering each such person on terms with respect to coverage and in amounts no less favorable than those of the Company’s directors’ and officers’ insurance policy in effect on the date of this Agreement, other than immaterial differences; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the annual premium currently paid by the Company for such coverage; provided, further, that if the annual premiums for such insurance coverage exceed 300% of such annual premium, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.  The Surviving Corporation may satisfy its obligations under this Section 7.04(b) by purchasing a “tail” policy from an insurer with a Standard & Poor’s rating of at least A or under the Company’s existing directors’ and officers’ insurance policy, that in either such case (i) has an effective term of six years from the Effective Time, (ii) covers each director and officer currently covered by the Company’s  directors’ and officers’ insurance policy in effect on the date of this Agreement for actions and omissions occurring on or prior to the Effective Time, and (iii) contains terms that are no less favorable than those of the Company’s directors’ and officers’ insurance policy in effect on the date of this Agreement, other than immaterial differences.

(c)           The articles of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in the articles of incorporation and bylaws, respectively, of the Company, unless any modification thereof shall be required by Law and then such modification shall be made only to the minimum extent required by such Law, which provisions shall not be amended, repealed or otherwise modified, except as provided in this Section 7.04(c),  for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors or officers of the Company.

(d)           The provisions of this Section 7.04 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

(e)           Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Party or any other party covered by directors’ and officers’ liability insurance, on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 7.04 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(f)           If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 7.04.

SECTION 7.05                                Regulatory Filings; Commercially Reasonable Efforts.

(a)           As soon as reasonably practicable following the execution of this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, each shall file with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”) Notification and Report Forms relating to the Transactions as required by the HSR Act and will use commercially reasonable efforts to obtain an early termination of any applicable waiting period thereunder; provided, however, that the parties shall not be required to file such Notification and Report Forms until the second business day after the Go-Shop Period End Date unless Parent shall elect otherwise and notify the Company at least 10 days prior to filing. The Company, on the one hand, and Parent and Merger Sub, on the other hand, each shall promptly (i) supply the other party with any information which may be required in order to effectuate such filing and (ii) supply any additional information which reasonably may be required by the FTC or the DOJ in connection with such filing. Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, will notify the other party promptly upon the receipt of (i) any comments from any officials of the FTC or the DOJ in connection with any filing made pursuant hereto and (ii) any request by any officials of the FTC or the DOJ for amendments or supplements to any filing made pursuant to, or information provided to comply with, the requirements of the HSR Act. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to this Section 7.05(a), the Company, on the one hand, and Parent and Merger Sub, on the other hand, as the case may be, will promptly inform the other party of such occurrence and cooperate in filing such amendment or supplement.  The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties’ counsel in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with any Action under or relating to the HSR Act. The parties may designate any such documents “outside counsel only” and if so designated, such documents may not be disclosed to the other party.

(b)           Subject to the terms and conditions herein provided, each party agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Transactions, including obtaining all consents, authorizations and approvals from Governmental Authorities and other third parties required for the consummation of the Transactions. Upon the terms and subject to the conditions hereof, each party agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to satisfy the conditions to the consummation of the Transactions to be satisfied by it.

SECTION 7.06                                Public Announcements.  Parent and the Company agree that no public release or announcement concerning the Transactions or the Merger shall be issued by either party without the prior consent of the other party (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Law or the rules or regulations of any securities exchange, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that each of Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous public releases or announcements made by Parent or the Company in compliance with this Section 7.06 and do not reveal non-public information regarding the other party; provided, further, however, that the Company may issue any public release or announcement, without prior consultation with Parent, contemplated by, or with respect to any action taken pursuant to, Section 7.03.

SECTION 7.07                                Confidentiality Agreement.  At the Effective Time, the Confidentiality Agreement shall be deemed to have terminated without further action by the parties thereto.  If this Agreement is terminated, each party shall return to the other party or destroy any documents furnished by the other party and all copies thereof any of them may have made and will hold in confidence any information obtained from the other party except to the extent (a) such party is required to retain or disclose such information by applicable Law or such retention or disclosure is necessary in connection with the pursuit or defense of a claim or (b) such information becomes generally available to the public other than by breach of this Section 7.07.  Prior to any disclosure of information pursuant to the exception in clause (a) of the preceding sentence, the party intending to disclose such information shall so notify the party that provided such information in order that such party may seek a protective order or other appropriate remedy should it choose to do so.

SECTION 7.08                                Benefit Plans and Employee Matters.

(a)           Parent hereby agrees that, for a period of one year immediately following the Effective Time, it shall, or it shall cause the Surviving Corporation or any applicable Financing Subsidiary to, (i) provide each Employee of the Company as of the Effective Time with at least the same level of base salary, cash incentive compensation and other cash variable compensation that was provided to each such Employee immediately prior to the Effective Time, and (ii) provide the Employees with employee benefits (other than equity-based compensation) that are no less favorable, determined in the aggregate on a Plan-by-Plan basis, than those provided to such Employees immediately prior to the Effective Time.  From and after the Effective Time, Parent shall cause the Surviving Corporation or any applicable Financing Subsidiary to honor, in accordance with their terms, all contracts, agreements, arrangements, policies, plans and commitments of the Company as in effect immediately prior to the Effective Time that are applicable to any current or former Employees or directors of the Company.

(b)           Employees shall receive credit for all purposes (including, for purposes of eligibility to participate, vesting, benefit accrual and eligibility to receive benefits, but excluding benefit accruals under any defined benefit pension plan) under any employee benefit plan, program or arrangement (including vacation plans, programs and arrangements) established or maintained by Parent, the Surviving Corporation or any of their respective subsidiaries under which each Employee may be eligible to participate on or after the Effective Time for service with the Company and any ERISA Affiliate through the Effective Time to the same extent recognized by the Company and any ERISA Affiliate under comparable Plans immediately prior to the Effective Time. Such plan, program or arrangement shall credit each such Employee for service accrued or deemed accrued on or prior to the Effective Time with the Company and any ERISA Affiliate; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit.

(c)           With respect to the welfare benefit plans, programs and arrangements maintained, sponsored or contributed to by Parent, the Surviving Corporation or any applicable Financing Subsidiary (“Parent Welfare Benefit Plans”) in which an Employee may be eligible to participate on or after the Effective Time, Parent shall use commercially reasonable efforts, subject to applicable Law, to (a) waive, or cause its insurance carrier to waive, all limitations as to preexisting and at-work conditions, if any, with respect to participation and coverage requirements applicable to each Employee under any Parent Welfare Benefit Plan to the same extent waived under a comparable Plan, and (b) provide credit to each Employee for any co-payments, deductibles and out-of-pocket expenses paid by such Employee under the Plans during the relevant plan year, up to and including the Effective Time.

(d)           From and after the Effective Time, the Surviving Corporation or any applicable Financing Subsidiary shall, and Parent shall cause them to, honor, in accordance with their terms, all employment and severance agreements listed in Section 7.08(d) of the Company Disclosure Letter in effect immediately prior to the Effective Time that are applicable to any current or former Employees or directors of the Company.

SECTION 7.09                                Advice of Changes.  The Company shall promptly advise Parent of any change or event (A) having or that would be reasonably expected to have a Material Adverse Effect or (B) that constitutes a breach of any of its representations, warranties or covenants contained in this Agreement that would reasonably be expected to result in a failure of a condition set forth in Section 8.02(a) or 8.02(b); provided, that no such notification shall affect the representations, warranties, covenants or agreements of the Company (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

SECTION 7.10                                Financing.

(a)           Parent shall use commercially reasonable efforts to take, or cause Merger Sub to take, all actions and to do, or cause Merger Sub to do, all things reasonably necessary, proper or advisable to arrange, as soon as practicable after the date hereof, and to consummate, concurrently with the Closing, the Financing on the terms and conditions described in the Financing Commitments, including using commercially reasonable efforts to (i) maintain in effect the Financing Commitments, (ii) satisfy on a timely basis all conditions applicable to Parent and Merger Sub to obtaining the Financing set forth in the Financing Commitments that are within their control (including by consummating the Equity Financing pursuant to the terms of the Equity Financing Commitments and by assisting in the syndication or marketing of the Debt Financing contemplated by the Debt Financing Commitments) and (iii) enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Financing Commitments. Subject to the terms and conditions contained herein, at the Closing Parent shall draw down on the Financing Commitments if the conditions to the Financing Commitments are then satisfied. If any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Commitments, Parent shall use commercially reasonable efforts to arrange to obtain alternative financing from alternative sources on terms not materially less beneficial to Parent and Merger Sub (as determined in the reasonable judgment of Parent) in an amount sufficient to make the Required Payments. Parent shall keep the Company reasonably apprised of material developments related to the Financing and shall provide to the Company (i) a copy of each material agreement related to the Financing promptly after such agreement is executed and delivered by the parties thereto and (ii) such other information as the Company may reasonably request in connection with the Financing.  For the avoidance of doubt, if the conditions set forth in Sections 8.01 and 8.02 of this Agreement are satisfied or waived, Parent and Merger Sub shall be obligated to consummate the Transactions on the terms contemplated by this Agreement regardless of whether the Equity Financing has been or can be obtained.

(b)           The Company agrees to provide, and shall cause its officers, directors, employees, financial advisors, counsel, accountants and other representatives and Affiliates to provide, all cooperation reasonably requested by Parent in connection with the arrangement of the Financing, including, without limitation, organizing certain new direct or indirect subsidiaries of the Company (the “Financing Subsidiaries”) and transferring thereto (the “Contribution”) certain assets and property of the Company (the “Contributed Assets”), and using its commercially reasonable efforts to obtain any required consents from the counterparties of certain contracts to the assignment of such contracts to the applicable Financing Subsidiary, in each case as specified in the Debt Financing Commitment.  Without limiting the generality of the foregoing, the Company and the Financing Subsidiaries (as applicable) shall comply with the covenants applicable to any of them set forth in, and shall use commercially reasonable efforts to cause to be satisfied all conditions to the obligations of Parent’s lenders to fund the Debt Financing set forth in, the Debt Financing Commitment, including, without limitation, the Debt Term Sheet, each as in effect as of the date hereof or as amended with the consent of the Company (not to be unreasonably withheld, delayed or conditioned).  The Company hereby consents to the reasonable use of its logos (without granting to any person any right, title or interest therein except for the limited rights expressly provided in this sentence) in connection with the Financing so long as such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or the reputation or goodwill of the Company or any of its marks or other Intellectual Property.  Prior to executing or filing any agreement, organizational document or other document in connection with the Contribution, the Company shall give Parent and its counsel a reasonable opportunity to review and reasonably approve the form of any such agreement, organizational document or other document prepared in connection with the Contribution.  If any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Commitments, the Company shall provide such cooperation as may be reasonably requested by Parent and Merger Sub necessary for them to obtain alternative financing from alternative sources.

(c)           At the request of Parent given at any time prior to the expiration of five business days after the execution and delivery of this Agreement, the Company will purchase an option, at a cost not to exceed $8,000,000, to enter into a pay fixed rate swap (the “Swap Option”) that grants the Company the right (but not the obligation) to enter into a pay fixed swap at the Effective Time with respect to amounts to be borrowed under the Debt Financing.  If Parent has not made such request to the Company by 10:00 a.m. Eastern Time on a business day, then the Company may purchase the Swap Option on the next business day.  Upon any Termination Date (as defined below), Parent will reimburse the Company for the premium paid to the counterparty to the Swap Option (plus all interest accrued under the Credit Agreement, dated as of May 27, 2005, as amended, among the Company, each lender from time to time party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, with respect to any amounts borrowed thereunder by the Company to finance the payment of such premium) and, upon such reimbursement, the Company will assign the Swap Option to Parent without recourse for no further charge or cost to Parent; provided, however, that, notwithstanding anything to the contrary contained herein, such reimbursement by Parent to the Company shall be in addition to amounts, if any, that Parent shall be obligated to pay to the Company pursuant to Section 9.02(ii) or Section 9.03(c).  If the Swap Option may not be so assigned for any reason, the Company will, following reimbursement by Parent, (i) hold the Swap Option in trust for the benefit of Parent, (ii) account to Parent with respect to all proceeds realized from the sale or other disposition or exercise of the Swap Option and (iii) deal with the Swap Option in accordance with the instructions received from Parent from time to time in writing.

ARTICLE VIII

CONDITIONS TO THE MERGER

SECTION 8.01                                Conditions to the Merger.  The obligations of each party to consummate the Merger shall be subject to the satisfaction or waiver (where permissible), at or prior to the Effective Time, of the following conditions:

(a)           Stockholder Approval.  This Agreement shall have been adopted and, to the extent required, the Transactions shall have been approved by the Requisite Stockholder Vote in accordance with the FBCA and the governing documents of the Company.

(b)           HSR Act.  The applicable waiting period under the HSR Act shall have expired or been terminated.

(c)           No Order.  No Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is then in effect and has the effect of making the Merger illegal or otherwise preventing or prohibiting consummation of the Merger.

SECTION 8.02                                Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible), at or prior to the Effective Time, of the following additional conditions at or prior to the Effective Time:

(a)           Representations and Warranties.  The representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except for the representations and warranties that address matters only as of a particular date, which shall remain true and correct as of such date), except where the failure to be so true and correct would not reasonably be expected to have a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality and “Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded).

(b)           Agreements and Covenants.  The Company shall have performed, in all material respects, all obligations and complied with, in all material respects, its agreements and covenants to be performed or complied with by it under this Agreement on or prior to the Effective Time.

(c)           Officer Certificate.  The Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by any executive officer of the Company, certifying in such capacity but not as an individual as to the satisfaction of the conditions specified in Sections 8.02(a) and 8.02(b).

(d)           Maximum Dissenting Shares.  The holders of not more than 10% of the Company Common Stock outstanding immediately prior to the Effective Time shall have properly exercised appraisal rights with respect thereto to the extent available under, and in accordance with, applicable Law.

(e)           Debt Financing Commitment.  The conditions set forth in the Debt Financing Commitment under the heading “Conditions” and in Annex II thereof shall have been satisfied or waived.

(f)           Holdback Amount.  No portion of the Senior Holdback Amount or the Subordinated Holdback Amount shall be required to be held in a collateral account by the Indenture Trustee (as such terms are defined in the Debt Financing Commitment as in effect as of the date hereof) as of the Effective Time.

SECTION 8.03                                Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions, at or prior to the Effective Time:

(a)           Representations and Warranties.  The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all material respects as of the Effective Time, as though made at and as of the Effective Time, provided, that the representations and warranties that address matters only as of a particular date shall remain true and correct in all respects as of such date.

(b)           Agreements and Covenants.  Parent and Merger Sub shall have performed, in all material respects, all obligations or complied with, in all material respects, all agreements and covenants to be performed or complied with by them under this Agreement on or prior to the Effective Time.

(c)           Officer Certificate.  Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by any executive officer of Parent, certifying in such capacity but not as an individual as to the satisfaction of the conditions specified in Sections 8.03(a) and 8.03(b).

(d)           Merger Consideration.  Parent shall have deposited with the Paying Agent, for the benefit of the holders of the Shares, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 3.01(a).

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

SECTION 9.01                                Termination.  This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Merger (the date of any such termination, the “Termination Date”) as follows:

                                                (a)           By mutual written consent of each of Parent, Merger Sub and the Company duly authorized by the Boards of Directors of Parent, Merger Sub and the Company; or

(b)           By either Parent, Merger Sub or the Company, by written notice (which notice may be delivered no earlier than the day following the Outside Date), if the Effective Time shall not have occurred on or before May 31, 2008 (the “Outside Date”); provided, however, that, if the Deadline (as defined in the Debt Financing Commitment) is extended, the Outside Date shall be extended to the same date without any further action of the parties; provided, further, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated on or before the Outside Date; or

(c)           By either Parent, Merger Sub or the Company, by written notice, if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order or applicable Law that is, in each case, then in effect and is final and nonappealable and has the effect of preventing or prohibiting the consummation of the Merger; provided, however, that the right to terminate this Agreement under this Section 9.01(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, any such Order to have been enacted, issued, promulgated, enforced or entered; or

(d)           By written notice of Parent or Merger Sub if any of the following actions or events occur and whether or not they are permitted by the terms hereof:

(i)           the Board withdraws, amends, modifies or changes its recommendation of the adoption of this Agreement in a manner adverse to Parent or Merger Sub or shall have resolved or publicly proposed to do so,

(ii)           the Board shall have recommended to the stockholders of the Company an Acquisition Proposal or shall have resolved or publicly proposed to do so or shall have entered into any letter of intent or similar document or any contract accepting any Acquisition Proposal,

(iii)           the Company fails publicly to reaffirm its recommendation of the Merger within seven (7) business days after the date any Acquisition Proposal or any material modification thereto is first publicly announced or otherwise becomes generally known to the public, or

(iv)           the Company shall have materially breached its obligations under Section 7.03.

(e)           By written notice of Parent or Merger Sub (if Parent is not in material breach of its obligations or its representations and warranties under this Agreement), if there has been a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case that would result in a failure of a condition set forth in Section 8.02(a) or 8.02(b) (a “Terminating Company Breach”); provided, that if such Terminating Company Breach is reasonably curable by the Company within 20 days after the occurrence of such Terminating Company Breach through the exercise of its commercially reasonable efforts and for as long as the Company continues to exercise such commercially reasonable efforts, Parent may not terminate this Agreement under this Section 9.01(e) until the earlier of the expiration of such 20-day period and the Outside Date;

(f)           By written notice of the Company (if the Company is not in material breach of its obligations or its representations and warranties under this Agreement), if there has been a breach by Parent of any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case that would result in a failure of a condition set forth in Section 8.03(a) or 8.03(b) (a “Terminating Parent Breach”); provided, that if such Terminating Parent Breach is reasonably curable by Parent within 20 days of the occurrence of such Terminating Parent Breach through the exercise of its commercially reasonable efforts and for as long as Parent continues to exercise such commercially reasonable efforts, the Company may not terminate this Agreement under this Section 9.01(f) until the earlier of the expiration of such 20-day period and the Outside Date; or

(g)           By written notice of the Company in accordance with Section 7.03(d), if the Company shall have concurrently entered into a definitive agreement with respect to a Superior Proposal and paid the Termination Fee set forth in Section 9.03(b);

(h)           By written notice of the Company if (i) (x) Parent shall have notified the Company that the Debt Financing cannot be consummated for any reason; provided, that Parent shall be obligated to give such notice to the Company within one business day after it makes such determination that the Debt Financing cannot be consummated and in no event later than the Outside Date, and (y) Parent has not secured commitments for alternative financing (as contemplated by Section 7.10) in an amount sufficient to make the Required Payments by no later than the earlier of 30 days after the date of such notice and the Outside Date; or (ii) the Debt Financing or any alternative financing contemplated by clause (y) above is not consummated by the Outside Date and, in the case of either clause (i) or (ii), such failure is either primarily caused by, or primarily results from, (A) any breach of Section 7.10 by Parent, Merger Sub, any of their respective Affiliates or any of their or their respective Affiliates’ Representatives, (B) the breach by any lender of its obligation to provide all or any part of the Debt Financing (it being understood that no such breach can occur unless all conditions set forth in the Debt Financing Commitment shall have been satisfied or have been waived by the relevant lenders) or (C) the failure of all or any part of the Equity Financing (or any substitute or replacement equity financing) to be obtained, other than due to the failure of any condition set forth in Sections 8.01 and 8.02 (other than the condition set forth in Section 8.02(e) to the extent the failure of such condition is due to the failure of any such equity financing to be obtained);

(i)           By written notice of Parent, Merger Sub or the Company, if, at the Special Meeting (including any adjournment thereof), the Requisite Stockholder Vote is not obtained.

SECTION 9.02                                Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no liability on the part of any party hereto or any of their respective Affiliates or the directors, officers, employees, agents or Representatives of any of them, and all rights and obligations of each party hereto shall cease, except (i) as set forth in Section 7.10(c), this Section 9.02 and in Section 9.03 and Article X; (ii) in the case of a termination of this Agreement pursuant to Section 9.01(e) or 9.01(f) arising out of an inaccuracy in any representation as of the date hereof or a breach of any warranty or covenant, the breaching party shall reimburse the terminating party for its reasonable, documented Transaction Costs, up to a maximum amount of $5,000,000 (the “Expense Reimbursement Amount”), within ten (10) business days of receipt of a reasonably detailed accounting of such expenses, and the breaching party will not have any other liability hereunder except as provided in clause (iii) or in Section 9.03; and (iii) in the case of a willful breach of any representation, warranty or covenant, the parties hereto acknowledge and agree that the damages suffered or to be suffered by the Company, in the case of a willful breach of this Agreement by Parent or Merger Sub, or by Parent and Merger Sub, in the case of a willful breach of this Agreement by the Company, shall not be limited to the Expense Reimbursement Amount and may include the benefit of the bargain of the Merger to such party (and, in the case of the Company, its stockholders), adjusted to account for the time value of money.  Without limiting the foregoing, Sections 7.02(b), 7.06, 7.07, this Section 9.02, Section 9.03 and Article X shall survive the termination of this Agreement.  Notwithstanding anything to the contrary contained in this Agreement, but subject to Section 9.03, nothing shall limit or prevent any party from exercising any rights or remedies it may have under Section 10.06 hereof in lieu of terminating this Agreement pursuant to Section 9.01.

SECTION 9.03                                Fees and Expenses.

(a)           Except as otherwise set forth in this Section 9.03, all Transaction Costs incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not any of the Transactions is consummated.  As used in this Agreement, “Transaction Costs” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement, the preparation, printing, filing or mailing of the Proxy Statement, the solicitation of stockholder approvals and all other matters related to the consummation of the Transactions, and including any reimbursement by Parent pursuant to Section 7.10(c).

(b)           The Company agrees that if this Agreement shall be terminated by

(i)           Parent or Merger Sub pursuant to Section 9.01(d) (if Parent or Merger Sub is not then in material breach of any of its obligations, representations or warranties under this Agreement),

(ii)          the Company pursuant to Section 9.01(g), or

(iii)         Parent or Merger Sub (I) (x) pursuant to Section 9.01(b) and, at any time after the date of this Agreement but prior to the Outside Date, an Acquisition Proposal shall have been publicly disclosed or otherwise become generally known to the public or communicated to the senior management or the Board of the Company and not withdrawn or terminated, or (y) pursuant to Section 9.01(e) and, at any time after the date of this Agreement and prior to the Terminating Company Breach giving rise to the right of Parent or Merger Sub to terminate this Agreement, an Acquisition Proposal shall have been publicly disclosed or otherwise become generally known to the public or communicated to the senior management or the Board of the Company and not withdrawn or terminated or (z) pursuant to Section 9.01(i) and, at any time after the date of this Agreement and prior to the vote of the Company’s stockholders seeking approval of the Merger at the Special Meeting, an Acquisition Proposal shall have been publicly disclosed or otherwise become generally known to the public and not withdrawn or terminated, and (II), in any of cases (x), (y) and (z), within nine (9) months after the date of such termination, the Company enters into a definitive agreement with respect to or consummates an Acquisition Proposal (whether or not such Acquisition Proposal was made prior to termination of this Agreement or by the same person); provided that for the purposes of this Section 9.03(b)(iii) the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.01, except that the references to “20%” shall be deemed to be references to “more than 50%”:

then the Company shall pay Parent the Termination Fee in immediately available funds (x) within two business days after the Termination Date, in the case of clause (i), (y) concurrently with such termination, in the case of clause (ii) and (z) upon the earlier of entry into the definitive agreement with respect to, or consummation of, the Acquisition Proposal, in the case of clause (iii) (in the case of Section 9.03(b)(iii)(I)(y), with a credit for any Expense Reimbursement Amount previously paid as provided in Section 9.02(ii)).  If this Agreement shall be terminated by Parent or Merger Sub pursuant to Section 9.01(i) but the other conditions set forth in Section 9.03(b)(iii) for payment of the Termination Fee have not yet been satisfied, then the Company shall reimburse Parent for its reasonable, documented Transaction Costs, up to a maximum amount of $5,000,000, within ten (10) business days of receipt of a reasonably detailed accounting of such expenses, and, if such conditions are later satisfied, the Termination Fee shall be payable net of such Transaction Costs previously paid.  “Termination Fee” means $20,000,000; provided, however, that “Termination Fee” shall mean $15,000,000 if the Acquisition Proposal that results in the action or event that forms the basis for such termination is submitted by an Excluded Party (whether such Acquisition Proposal is submitted before or after the Go-Shop Period End Date) and the right to terminate this Agreement arises no later than March 29, 2008; provided, that, in any event, the Termination Fee shall be reduced by any Expense Reimbursement Amount paid pursuant to Section 9.02.  In no event shall payment of more than one Termination Fee be made.  Notwithstanding anything to the contrary contained in this Agreement:  (i) Parent’s right to receive the Termination Fee or Transaction Costs pursuant to this Section 9.03(b) shall be Parent’s sole and exclusive remedy against the Company or any of its Affiliates, stockholders, directors, officers, Employees, agents or Representatives for any loss, claim, damage, liability or expense suffered as a result of the failure of any of the Transactions to be consummated in circumstances giving rise to the obligation of the Company to pay the Termination Fee or Transaction Costs under this Section 9.03(b); (ii) the provisions of Section 10.06 shall be inapplicable in any circumstance giving rise to the obligation of the Company to pay the Termination Fee or Transaction Costs; and (iii) upon payment of all amounts that are required to be paid pursuant to this Section 9.03(b), none of the Company or any of its Affiliates, stockholders, directors, officers, Employees, agents or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions (other than any obligation to pay any amounts due pursuant to the second sentence of Section 9.03(d)).

                                                (c)           Parent agrees that if this Agreement shall be terminated by the Company pursuant to Section 9.01(h), then Parent shall pay the Company the Reverse Termination Fee in immediately available funds within two business days after the Termination Date.  “Reverse Termination Fee” means $15,000,000.  Notwithstanding anything to the contrary contained in this Agreement, but other than the reimbursement set forth in Section 7.10(c):  (i) the Company’s right to receive the Reverse Termination Fee pursuant to this Section 9.03(c) shall be the Company’s sole and exclusive remedy against Parent, Merger Sub or any of their Affiliates, stockholders, directors, officers, employees, agents or Representatives for any loss, claim, damage, liability or expense suffered as a result of the failure of any of the Transactions to be consummated in circumstances giving rise to the obligation of Parent to pay the Reverse Termination Fee under this Section 9.03(c); (ii) the provisions of Section 10.06 shall be inapplicable in any circumstance giving rise to the obligation of Parent to pay the Reverse Termination Fee; and (iii) upon payment of the Reverse Termination Fee that is required to be paid pursuant to this Section 9.03(c), none of Parent, Merger Sub or any of their Affiliates, stockholders, directors, officers, employees, agents or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions (other than any obligation to pay any amounts due pursuant to the second sentence of Section 9.03(d)).

(d)           The parties acknowledge that the agreements contained in this Section 9.03 are an integral part of the transactions contemplated by this Agreement and that without these agreements, the other party would not enter into this Agreement.  If a party shall fail to pay any amount payable pursuant to Section 9.02(ii) or 9.03, as applicable, when due, the party failing to pay shall reimburse the other party for all costs and expenses actually incurred or accrued by such party (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of such Section.

SECTION 9.04                                Amendment.  This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, that, after the adoption of this Agreement by the stockholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger or that would otherwise by Law require approval of the stockholders of the Company, without approval of such stockholders.  This Agreement may only be amended pursuant to a written agreement signed by each of the parties hereto.

SECTION 9.05                                Waiver.  At any time prior to the Effective Time, any party hereto may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement or condition contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.01                                           Non-Survival of Representations, Warranties andAgreements.  The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.01, as the case may be, except that the agreements set forth in Articles III and X and Sections 7.04 and 7.08 shall survive the Effective Time and those set forth in Sections 7.02(b), 7.06, 7.07, 7.10(c), 9.02 and 9.03 and Article X shall survive termination indefinitely.

SECTION 10.02                                           Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile, by a recognized overnight courier service or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

if to Parent or Merger Sub:

c/o Aurora Management Partners LLC
10877 Wilshire Boulevard, Suite 2100
Los Angeles, CA  90024
Attention:  Timothy J. Hart, Esq.
Facsimile:  (310) 277-5591

with a copy to:

Gibson Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, California  90071-3197
Attention:  Bruce D. Meyer
Facsimile:  (213) 229-7520

if to the Company:

NuCO2 Inc.
2800 SE Market Place
Stuart, Florida  34997
Attention:  Eric M. Wechsler, Esq.
Facsimile:  (772) 221-1690

with a copy to:

Olshan Grundman Frome
Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY   10022
Attention:  Steven Wolosky, Esq.
Facsimile:  (212) 451-2222

SECTION 10.03                                           Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 10.04                                           Entire Agreement; Assignment.  This Agreement, the Guarantees and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.  This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties, and any assignment without such consent shall be null and void, except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder.

SECTION 10.05                                           Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Sections 7.04 and 7.08 (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

SECTION 10.06                                           Specific Performance.  Subject to the provisions of Section 9.03, the parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

SECTION 10.07                                           Governing Law.  This Agreement shall be governed by, construed and enforced in accordance with, the Laws of the State of New York without regard to the conflict of laws principles thereof, except to the extent that the provisions of Articles II and III of this Agreement are mandatorily governed by the FBCA.  All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York County.  The parties hereto hereby (A) submit to the exclusive jurisdiction of any state or federal court located in New York County for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (B) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts; provided, however, that such consent to jurisdiction is solely for the purpose referred to in this Section 10.07 and shall not be deemed to be a general submission to the jurisdiction of such court or in the State of New York other than for such purposes.

SECTION 10.08                                           Waiver of Jury Trial.  Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Action directly or indirectly arising out of, under or in connection with this Agreement or the Transactions.  Each of the parties hereto (A) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of any Action, seek to enforce that foregoing waiver and (B) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.08.

SECTION 10.09                                           Interpretation.

(a)           When a reference is made in this Agreement to an Article, a Section or Exhibit, such reference shall be to an Article of, a Section of, or an Exhibit to, this Agreement unless otherwise indicated.

(b)           The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c)           Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(d)           The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(e)           All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(f)           The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

SECTION 10.10                                           Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
NuCO2 ACQUISITION CORP.

By:	/s/ Timothy J. Hart
	Name:	Timothy J. Hart
	Title:	V.P., Secretary and General Counsel

NuCO2 MERGER CO.

By:	/s/ Timothy J. Hart
	Name:	Timothy J. Hart
	Title:	V.P., Secretary and General Counsel

NuCO2 INC.

By:	/s/ Michael E. DeDomenico
	Name:	Michael E. DeDomenico
	Title:	Chairman and Chief Executive Officer